SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 21, 2016

Press Release dated February 24, 2016

Press Release dated February 26, 2016

Press Release dated February 26, 2016

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: February 29, 2016

Eni completes the authorization process for the development of Zohr gas field

San Donato Milanese (Milan), February 21, 2016 - The Egyptian Ministry of Petroleum and Mineral Resources has approved that the Egyptian Natural Gas Holding Co (EGAS) grants Eni the Zohr Development Lease, which, following the contractual framework definition, allows for the development of the gas field, located in the Shorouk Concession, offshore Egypt.

The development plan envisages the start of production by the end of 2017, just two years after the discovery, with a progressive ramp up until reaching a volume of about 75 million standard cubic meters of gas per day (equivalent to approximately 500,000 barrels of oil equivalent per day) by 2019. The quick realization of such a large project will be possible through cooperation with Petroject, Enppi and Saipem contractors, who have always contributed to the success of Eni’s development activities in Egypt.

The discovery of Zohr was announced on August 30, 2015 following the drilling of the Zohr-1 well which occurred within the Shorouk Concession Agreement, in which IEOC is the sole operator. Currently in the drilling phase is Zohr-2, the first appraisal well of Zohr discovery.

Eni has been present in Egypt since 1954 through its subsidiary IEOC Production BV, a company that has always been a frontrunner in exploring and exploiting gas resources in Egypt since the discovery of the Abu Madi Field in 1967. In 2015, the equity production in the country was about 200 thousand barrels of oil equivalent per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Approval of the development plan for Eni’s Coral discovery offshore Mozambique

San Donato Milanese (Milan), February 24, 2016 - Eni announces the approval of the Plan of Development for the Coral discovery, offshore Mozambique. The approval has been granted by the Government of Mozambique’s Council of Ministers.

The approval relates to the first phase of development of 5 trillion cubic feet of gas in the Coral discovery, located in the Area 4 permit. The discovery is located in water more than 2,000 meters deep and approximately 80 kilometers offshore of the Palma bay in the northern province of Cabo Delgado.

The giant discovery, made in May 2012 and outlined in 2013, proved the existence of a high quality field of Eocenic age with excellent productivity. It is estimated to contain around 16 trillion cubic feet (TCF) of gas in place, wholly located in Area 4.

The Plan of Development, the very first one to be approved in the Rovuma Basin, foresees the drilling and completion of 6 subsea wells and the construction and installation of a technologically advanced state-of-the-art Floating LNG facility, the capacity of which will be around 3.4 MTPA.

The Project is also the first in the Rovuma Basin to be granted the Environmental License, in September 2015, at the end of a thorough process involving local communities and national authorities. It was the result of an Environmental and Social Impact Assessment Study, carried out according to the highest standards for the industry.

"Today’s approval of the Coral Plan of Development is a historical milestone for the development of our discovery of 85 TCF of gas in the Rovuma Basin. It is a fundamental step to progress toward the Final Investment Decision of our project which envisages the installation of the first newly built Floating LNG facility in Africa and one of the first in the world. We are proud of Eni’s partnership with Mozambique, a key country in the company’s strategies" Eni’s CEO, Claudio Descalzi said.

In addition, Eni and its partners are diligently pursuing the development of important gas reserve base of the Mamba Discovery, which allowed in December 2015 the achievement of a unitization agreement with Area 1.

Eni is the operator of Area 4 with a 50% indirect interest, owned through Eni East Africa (EEA), which holds a 70% stake of Area 4. The other Concessionaires are Galp Energia, KOGAS and Empresa Nacional de Hidrocarbonetos (ENH) with a 10% stake each. CNPC owns a 20% indirect interest in Area 4 through Eni East Africa.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

San Donato Milanese (Milan) February 26, 2016	Registered Head Office Piazzale Enrico Mattei, 1 00144 Rome Tel.: +39 06598.21 www.eni.com

Eni: fourth quarter
and full year 2015 results

Yesterday, Eni’s Board of Directors approved group results for the fourth quarter and the full year 2015 (unaudited).

•	Robust cash generation: operating cash flow1-2 of euro 4.01 billion in Q4 2015 (euro 12.19 billion in FY2015) in spite of sharply lower oil prices (Brent down 43% to $44 per barrel in the Q4, down 47% to $53 per barrel in FY2015) down by 12% y-o-y (down by 15% in FY2015)
•	Reduced the target oil price under which full-year capex are funded by operating cash flow: down to $50 per barrel in 2015 vs. our previous guidance of $63 per barrel for the period 2015-2016
•	Finalized Saipem transaction by divesting a 12.5% stake to FSI, the pro-quota subscription of the investee’s capital increase and the reimbursement of intercompany financing receivables
•	Efficiency gains and cost rephasing exceeded our expectations: capex reduced by 17% (vs. an initial guidance of 14%); Opex per boe reduced by 13% (vs. an initial guidance of 7%); G&A down euro 0.6 billion (vs. an initial guidance of euro 0.5 billion)
•	Hydrocarbon production growth: up 14% to 1.88 million boe/d in Q4 2015, the highest level in 5 years; up 10% (vs. an initial guidance of +5%) to 1.76 million boe/d for the FY2015
•	Exploration activities in the year added 1.4 bboe of fresh resources (vs. an initial guidance of 0.5 bboe), at an average cost of 0.7 $/barrel, also boosted by the supergiant Zohr discovery off Egypt
•	Organic reserve replacement ratio: 148% (135% on average since 2010)
•	R&M: positive adjusted EBIT[3] and FCF[4] in 2015 achieved earlier than forecast of our strategic plan
•	G&P: 2015 adjusted EBIT almost at break-even in line with our guidance
•	Confirmed a dividend of euro 0.8[5] per share for FY2015

Results

•	Continuing operations:
-	standalone adjusted EBIT: down 64% in Q4 2015 to euro 0.86 billion; down 64% in the FY2015 to euro 4.1 billion;
-	standalone adjusted earnings: a loss of euro 0.20 billion in Q4 2015; a profit of euro 0.34 billion in the FY2015 (down 91%);
-	reported earnings: a loss of euro 6.89 billion in Q4 2015; a loss of euro 7.79 billion in FY2015 due to asset impairments driven by the oil scenario adopted by Eni
•	Group net earnings: a loss of euro 8.46 billion in Q4 2015; a loss of euro 8.82 billion in FY2015
•	Net borrowings: euro 16.86 billion at year-end; leverage at 0.31. Pro-forma effects of Saipem transaction at December 31, 2015: net debt down by euro 4.8 billion, leverage at 0.22.

__________________

(1) In this press release adjusted results from continuing operations exclude as usual the items "profit/loss on stock" and extraordinary gains and losses (special items), while they reinstate the effects relating to the elimination of gains and losses on intercompany transactions with sectors which are in the disposal phase, E&C and Chemical, represented as discontinued operations under the IFRS 5. A corresponding alternative performance measure has been presented for the cash flow from operating activities. For further information, see "Disclaimer" on page 7.
(2) Net cash provided by operating activities of continuing operations on a standalone basis.
(3) Operating profit.
(4) Free cash flow: net cash provided by operating activities plus proceeds from disposals less capex.
(5) An interim dividend of euro 0.4 per share was paid in September 2015.

"In 2015, Eni achieved remarkable results in its transformation process, which will see the group become even more focused on its core oil&gas business, and even better organized to compete in a low energy price environment as reflected in the Eni scenario which is aligned with a conservative market consensus. The complex deconsolidation of Saipem has been completed in four months providing Eni with net proceeds of euro 4.8 billion. Our efforts to rationalize costs have achieved better than expected results, and enabled us to self-finance capex in 2015 at 50 $/bbl, 13 $/bbl less than expected a year ago. These actions of efficiency, however, have not affected Eni’s impressive level of growth in the market, in the short or the medium term. In E&P, production grew by 10%. Both our exploration resources and our proven reserves, recorded high growth, demonstrating the quality of our portfolio of assets. In the G&P and R&M businesses, consolidation has continued, with the G&P’s results in line with expectations and R&M’s results beating expectations. In 2016, similar to the previous year, we are continuing Eni’s transformation process with the goal of making the group even stronger and better able to operate in difficult external conditions, enabling us to maintain solid growth expectations. Based on these results, I will propose to the Board of Directors on March 17 the distribution of a final dividend of euro 0.4 per share" commented Claudio Descalzi, Eni’s Chief Executive Officer.

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
				Continuing operations:
2,304	215	979	(57.5)	Adjusted operating profit (loss) (b)	10,447	3,794	(63.7)
250	(748)	(379)	..	Adjusted net profit (loss) (b)	2,200	(696)	..
(2,294)	(1,425)	(6,891)	..	Net profit (loss)	101	(7,793)	..
(0.64)	(0.40)	(1.91)	..	- per share (euro) (c)	0.03	(2.16)	..
(1.60)	(0.89)	(4.18)		- per ADR ($) (c) (d)	0.08	(4.80)	..

(2,384)	(952)	(8,460)	..	Net profit (loss)	1,291	(8,821)	..
(0.66)	(0.26)	(2.35)	..	- per share (euro) (c)	0.36	(2.45)	..
(1.65)	(0.58)	(5.15)	..	- per ADR ($) (c) (d)	0.96	(5.44)	..

				Results of continuing operations on standalone basis (b)
2,358	432	857	(63.7)	Adjusted operating profit (loss)	11,442	4,103	(64.1)
525	(429)	(200)	..	Adjusted net profit (loss)	3,854	336	(91.3)
73.0	..	..		Tax rate (%)	65.3	93.0
4,548	1,698	4,007	(11.9)	Net cash provided by operating activities	14,387	12,189	(15.3)

(a) Attributable to Eni's shareholders.
(b) Non-GAAP measures. For a detailed explanation and reconciliation of standalone adjusted results and cash flow which exclude as usual the items "profit/loss on stock" and extraordinary gains and losses (special items), while they reinstate the effects relating the elimination of gains and losses on intercompany transactions with discontinued operations see pages 25 and subsequent.
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Continuing and Discontinued operations
Eni’s preliminary results for the Q4 and FY2015 have been prepared in addition to the consolidated basis, stating separately continuing operations from discontinued operations, the latter accounted for in accordance to IFRS 5.
Discontinued operations comprise:
•	The E&C operating segment which is managed by Eni’s subsidiary Saipem SpA. On January 22, 2016, there was the closing of the preliminary agreements signed on October 27, 2015 with the Fondo Strategico Italiano (FSI). Those include the sale of a 12.5% stake plus one share of the share capital of Saipem to FSI and the concurrent enter into force of the shareholder agreement with Eni, which was intended to establish joint control over the former Eni subsidiary. Therefore effective for the full year, Saipem assets and liabilities, revenues and expenses and cash flow have been classified as discontinued operations. In addition as provided by IFRS 5, Eni’s net assets in Saipem have been aligned to the lower of their carrying amount and fair value given by the share price at the reporting date.
•	The chemical segment managed by Eni’s wholly-owned subsidiary Versalis SpA. As of the reporting date, negotiations were underway to define an agreement with an industrial partner who, by acquiring a controlling stake of Versalis, would support Eni in implementing the industrial plan designed to upgrade this business. Therefore, effective for the full year, likewise Saipem, Versalis assets and liabilities, revenues and expenses and cash flow have been classified as discontinued operations. In addition, Eni’s net assets in Versalis have been aligned to the lower of their carrying amount and their fair value based on the transaction that is underway.
Consequently, in this press release the review of the financial performance of the Q4 and FY 2015 mainly focuses on the results of the continuing operations. In this regard, taking into consideration that gains and losses pertaining to the discontinued operations include according to the accounting provided by IFRS 5 only those resulting from transactions with third parties, the results of the continuing operations do not fully illustrate the underlying performance given the elimination of gains and losses on intercompany transactions with the discontinued operations. The same is true for the performance of the discontinued operations. The bigger the intercompany transactions, the larger that sort of misrepresentation.

In particular, the accounting of the E&C segment as discontinued operations according to IFRS 5 criteria yields a benefit to the continuing operations due to the elimination of the costs incurred towards Saipem for the execution of contract works commissioned by Eni’s Group companies for maintenance and construction of assets (plants and other infrastructures). On the contrary, the accounting of the chemical segment as discontinued operations affects the results of the continuing operations due to the elimination of revenues relating to the supply of oil-based petrochemical feedstock and other plant utilities to Versalis, mainly from the Group’s R&M segment.
Because of this, throughout this press release management has presented measures of the underlying performance of the continuing operations on a standalone basis by reinstating the effects of the elimination of intercompany transactions. These performance measures by excluding gains and losses of the discontinued operations earned from both third parties and the Group’s continuing operations, actually determine the derecognition of the two disposal group. These measures are: standalone adjusted operating profit, standalone adjusted net profit and standalone cash flow from operations.

Standalone adjusted results
In the Q4 2015, standalone adjusted operating profit from continuing operations was euro 0.86 billion, down by 64% from Q4 2014. This reflected a lower contribution from the E&P segment (down by euro 1.17 billion, or 58%) driven by the impact of sharply lower oil prices (down by approximately 43%), partly offset by production growth, cost efficiencies and the depreciation of the euro against the dollar (down 12.3%). The G&P and R&M segments reported positive adjusted operating profit, albeit lower than in Q4 2014 (down by an overall amount of euro 0.2 billion) due to the negative oil price environment and, in the case of G&P, the unfavorable outcome of commercial arbitration.
Overall, despite production growth and efficiency gains of euro 0.7 billion, the low oil price environment had a fundamentally negative effect on the operating performance in Q4 down by euro 1.9 billion net of currency differences, while lower onetime effects associated with gas contract renegotiations negatively affected operating profit by euro 0.3 billion.
For the FY 2015, standalone adjusted operating profit from continuing operations was euro 4.1 billion and it was down by euro 7.34 billion or 64% y-o-y. The decrease was driven mainly by the upstream segment which reported sharply lower results (down euro 7.44 billion, or 64%) due to falling commodity prices, with an impact of euro 8.8 billion net of currency differences, partially offset by production growth and efficiency and optimization gains of euro 2.2 billion, while lower onetime effects associated with gas contract renegotiations negatively affected operating profit by euro 0.7 billion.

In Q4 2015, standalone adjusted net loss from continuing operations was euro 0.20 billion, down by euro 0.73 billion from the adjusted net profit of euro 0.53 billion reported in Q4 2014. The drivers were a decline in operating profit and a higher tax rate. This latter was due to the E&P tax rate, which was negatively affected by: i) the recognition of a major part of the positive pre-tax results in PSA contracts, which, although more resilient in a low-price environment, nonetheless bear higher-than-average rates of tax; ii) a higher incidence of non-deductible expenses on the pre-tax profit that has been lowered by the scenario.

Standalone adjusted net profit from continuing operations in the FY2015 amounted to euro 0.34 billion, down by euro 3.52 billion y-o-y, or 91%, due to the same factors mentioned above. The consolidated tax rate increased by 28 percentage points y-o-y to 93%.
Excluding the impact of the higher incidence on pre-tax profit of certain non-deductible expenses in E&P, where this incidence is expected to prospectively come down due to the effect of lower amortization charges going forward as a result of the impairment losses recorded in 2015 driven by the price outlook, and also restating the Group operating profit in accordance with the successful-effort-method accounting of exploration expenses, net of impaired exploration projects, the Group tax rate has been re-determined in 79% and 63% for the FY2015 and FY2014, respectively.

Standalone cash flow
The standalone cash flow from operating activities from continuing operations came in at euro 12.19 billion in the FY2015 benefiting from the positive effect of working capital. Non-recurring effects of the working capital positively influenced cash flow by approximately euro 2.2 billion. Proceeds from disposals were euro 2.26 billion and comprised the almost entirety available-for-sale shareholding in Snam due to the exercise of the conversion right from bondholders (euro 0.91 billion), the disposal of an available-for-sale interest in Galp (euro 0.66 billion), as well as non-strategic assets mainly in the Exploration & Production segment. These inflows funded a fair amount of the financial requirements for the dividend payments to Eni shareholders (euro 3.46 billion, of which euro 1.44 billion related to the interim dividend 2015), capital expenditure for the year (euro 10.78 billion) and other changes related to capital expenditure (euro 1.35 billion). As of December 31, 2015, net borrowings6 increased by euro 3.18 billion to euro 16.86 billion compared to December 31, 2014, driven by the dividend payments, cash absorbed by the discontinued operations and currency translation effects as well as by the reclassification of Saipem net cash in the discontinued operations.
Compared to September 30, 2015, net borrowings decreased by euro 1.55 billion due to cash flow from operating activities pertaining to continuing operations (euro 4.01 billion), cash from discontinued operations (euro 0.50 billion) and cash proceeds from the disposal of Eni’s interests in Snam and Galp, which were partly offset by capital expenditure for the period and currency translation effects as well as by the reclassification of Saipem net cash in the discontinued operations.
As of December 31, 2015, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage7 – increased to 0.31, compared to 0.22 as of December 31, 2014. This increase was due to greater net borrowings and a reduction in total equity, which was impacted by the result of the year and dividend payments, partly offset by a sizable appreciation of the US dollar against the euro in the translation of the financial statements of Eni’s subsidiaries that use the US dollar as functional currency, ultimately resulting in an equity gain. The US dollar was up by 10.3% compared to the closing of the previous reporting period at December 31, 2014 and December 31, 2015. The effects of the Saipem transaction yielded a 9-points reduction in leverage to 0.22, calculated on a pro-forma basis on the financial position as of December 31, 2015.

Dividend 2015
The Board of Directors intends to submit a proposal for distributing a dividend of euro 0.80 per share8 (euro 1.12 in 2014) at the Annual Shareholders’ Meeting. Included in this annual payment is euro 0.40 per share which was paid as interim dividend in September 2015. The balance of euro 0.40 per share is payable to shareholders on May 25, 2016, the ex-dividend date being May 23, 2016.

Business developments
Eni has finalized a strategic oil agreement in Egypt, which provides investment of up to $5 billion (at 100%) to develop the Country’s oil and gas reserves in future years. Eni has also agreed on new terms for ongoing oil contracts, with the economic effects retroactive to January 1, 2015. Set new measures to reduce overdue amounts of trade receivables relating to hydrocarbon supplies to Egyptian state-owned companies.

In February 2016, Egyptian authorities sanctioned the development plan of the Zohr discovery, where production start-up is expected by end of 2017.

In February 2016, Mozambique authorities sanctioned the development of the first development phase of Coral, targeting to put into production 140 bcm of gas.

__________________

(6) Information on net borrowings composition is furnished on page 32.
(7) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 32 for leverage.
(8) Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Eni signed a preliminary agreement with KazMunayGas to acquire 50% of the mineral rights in the Isatay block in the Caspian Sea.

Eni signed an agreement to supply 1.4 mmtonnes/y of LNG from the Eni-operated Jangkrik field (Eni’s interest 55%) to the Indonesian state-run company PT Pertamina, effective in 2017. The agreement will support the development of the Jangkrik field.

In Ghana, Eni sanctioned the final investment decision for the integrated Offshore Cape Three Points (OCTP) oil and gas project (Eni 47.22%, operator). The first oil is expected in 2017.

In Angola, Eni signed a three-year extension of the exploration period of the Block 15/06, where the first oil from the West Hub development operated project was achieved at the end of 2014.

Eni entered Mexico’s upstream sector by signing the Production Sharing Contract as operator (Eni’s interest 100%) of Block 1 to develop the oilfields of Amoca, Miztón e Tecoalli. These fields, located in the Gulf of Mexico shallow waters, are estimated to hold 800 million barrels of oil and 14 billion cubic meters of gas in place. The delineation campaign of the fields will be submitted to the Mexican authorities in the first quarter of 2016. This campaign foresees the drilling of four wells in order to define a combined and fast track development plan.

In Mozambique, following the signing of the Unitization and Unit Operating Agreement (UUOA) and in full agreement with all the concessionaries of the projects, a unitization was set out for the development of the natural gas reservoirs straddling Areas 4 (operated by Eni East Africa) and 1 (operated by Anadarko) in the Rovuma Basin, offshore Mozambique. In accordance with the UUOA, the development of the straddling reservoirs will be carried out at an early stage in a separated but coordinated way by the two operators, until 24 Tcf of natural gas reserves are developed (12 Tcf of natural gas from each Area). Future developments will be jointly pursued by Area 4 and Area 1 concessionaires. The Final Investment Decision relating the Mamba field in Eni’s operating Area is expected in 2017.

Eni renewed the exploration rights portfolio with the acquisition of approximately 20,000 square kilometers net of new acreage mainly in Egypt (Southwest Melehia in the Western Desert, Karawan and North Leil), Myanmar (two offshore blocks), Norway (three licenses), the United Kingdom (7 offshore licenses) and Mexico (Area 1).

In 2015, exploration activities added 1.4 bboe to the Company’s reserve backlog at a cost of $0.7 per barrel (compared to a target of 500 million boe). In addition to the supergiant Zohr success, the main discoveries were made: (i) in the prospect Nkala Marine in the Marine XII block in Congo; (ii) in Egypt, with a gas and condensates discovery in the Noroos prospect in the West Abu Madi license, which has entered production in just two months and the Melehia West Deep discovery in the Western Egyptian Desert; (iii) in Libya, in the contractual area D with a gas and condensates discovery; (iv) in Indonesia, in the Merakes field.

As planned, Eni achieved the start-up of 10 major new fields, of which the most significant were:
•	The giant Perla gas field offshore Venezuela, retaining a potential of up to 17 Tcf of gas in place (or 3.1 billion boe). A production plateau of approximately 1,200 mmcf/d is expected by 2020. Gas is sold to the national oil and gas company PDVSA under a Gas Sales Agreement running until 2036;
•	The Cinguvu field, part of the West Hub Development project in Block 15/06 offshore Angola. In addition, early in 2016 the third Mpungi satellite field came on stream achieving an overall plateau of 100 kboe/d;
•	Nené Marine in Congo in early production, just 8 months after obtaining authorization and sixteen months following the discovery;
•	The Kizomba project off Angola, Lucius and Hadrian off the United States in the Gulf of Mexico, Nooros in Egypt and West Franklin phase 2 in the United Kingdom.

Other developments
Eni completed the sale of a residual 4% interest in Galp with proceeds of euro 325 million at a price of euro 9.81 per share. The transaction was carried out through an accelerated book-building procedure aimed at institutional investors.

Eni received reimbursement of the bonds exchangeable into ordinary shares of Snam, through the receipt of approximately 288 million shares equal to approximately 8.22% of the share capital of the company. Eni holds a residual interest of the 0.03% of Snam share capital.

Eni’s place on the Dow Jones Sustainability World Index was confirmed for the ninth consecutive year. The index features companies that are characterized by their excellent performance in all the fields of sustainability.

Eni’s inclusion was also confirmed for the ninth consecutive year on the FTSE4Good, one of the world’s most prestigious corporate social responsibility stock-market indexes. This reflects Eni’s excellent performance in environmental sustainability, respect for human rights, corporate governance, transparency and relationship with stakeholders.

Outlook
The global macroeconomic outlook for 2016 is characterized by a number of risks and uncertainties, mainly due to the continued slowdown in China’s industrial activity, the Eurozone and other commodity-exporting countries. After hitting multi-year lows of below $30 per barrel, the price of crude oil is expected to continue to be weak due to structural imbalances in the marketplace driven by oversupply and renewed uncertainties surrounding the pace of future energy demand in the medium and long term.
Based on this macroeconomic outlook, Eni’s management has revised downwards its pricing assumptions of the Brent crude oil marker utilized in each of the periods of the Company’s strategic plan 2016-2019: particularly the long-term reference price has been reduced to 65 dollar-a-barrel, down from the 90-dollar case utilized in the previous planning assumptions. In order to cope with the anticipated negative impact of the scenario on the E&P results from operations and cash flow, management is planning to increase efforts to optimize capex and reduce operating costs by exploiting the deflationary pressure induced by the fall in crude oil prices. In the G&P sector, management anticipates a challenging environment pressured by weak demand growth and oversupplies. The Company confirms its strategy to renegotiate long-term supply contracts in order to align the supply terms with market conditions, as well as boost profitability in its high-value businesses (LNG, gas retail and trading). In the R&M sector management expects still profitable refining margin, although lower than in 2015. In this context, business strategies will be focused on the optimization of refinery processes and costs as well as on the enhancement of results in marketing.

Management’s forecasts for the Group’s production and sale metrics are explained below:
- Hydrocarbons production: management expects production to be flat y-o-y due to the expected start-up of new fields, particularly in Norway, Egypt, Angola, Kazakhstan and the United States, and the ramp-up of fields started in 2015 to offset decline at mature fields;
- Natural gas sales: against the backdrop of weak demand and strong competition, management expects gas sales to be slightly down y-o-y in line with an expected reduction of the contractual minimum take of long-term supply contracts. Management plans to retain its market share in the large customers and retail segments also increasing the value of the existing customer base by developing innovative commercial propositions, by integrating services to the supply of the commodity and by optimizing operations and commercial activities;
- Refinery intake on own account: refinery intake are expected flat y-o-y excluding the effect of the disposal of Eni’s refining capacity in CRC refinery in Czech Republic finalized on April 30, 2015;
- Refined products sales in Italy and in the rest of Europe: against the backdrop of weak demand growth and strong competition, management expects to consolidate volume and market share in the Italian retail market also increasing the value of the existing customer base by leveraging our offer differentiation, innovation in products and services as well as efficiency in logistic and commercial activities.

In 2016, management expects to carry out a number of initiatives intended to reduce capital spending by 20% y-o-y on a constant exchange rate basis by re-phasing and rescheduling capital projects, being increasingly selective with exploration plays and renegotiating contracts for the supply of capital goods in order to cope with the slump in crude oil prices. Those initiatives are expected to have a limited impact on our plans to grow production in the short and medium term. Management forecasts that capex will be 100%-funded by cash flow from operations under a 50 dollar-a-barrel scenario. Operating costs per boe is expected to be reduced by 11% y-o-y.
The Group’s leverage is projected to be below the 0.30 threshold thanks to the closing of the Saipem transaction, optimization of the underlying performance and portfolio management, which are expected to reduce the impact of the oil and gas prices.

On March 18, 2016, Eni is hosting a strategy presentation to outline the Company’s strategy and targets for the 2016-2019 plan, as well as the current economic and financial outlook.

In this press release on the Group consolidated accounts for the fourth quarter and the full year 2015, results and cash flow are presented for the fourth and third quarter of 2015, for the fourth quarter of 2015 and for the full year 2015 and 2014. Information on liquidity and capital resources relates to the period ending as of December 31, September 30, 2015, and December 31, 2014. Except for the adjusted results on a standalone basis, statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2014 annual report on form 20-F filed with the US SEC on April 2, 2015, and the Interim Consolidated Financial Statements as of June 30, 2015, which investors are urged to read.

In this press release illustrating Eni’s preliminary results for Q4 and FY2015, the two operating segments E&C and Chemical have been classified as discontinued operations based on the guidelines of IFRS 5, because at the reporting date there was the firm commitment of the management to recover their carrying amounts through a sale transaction and it was highly probable that a sale transaction would be consummated in a short-time frame.

The comparative reporting periods of this press release have been restated consistently.

The Saipem transaction was finalized on January 22, 2016, with the closing of the sale of a 12.5% stake in the entity to the Fondo Strategico Italiano (FSI) and the concurrent enter into force of the shareholder agreement between the parties intended to establish joint control over the former subsidiary. Saipem is due to be derecognized from Eni’s consolidated accounts effective January 1, 2016.
Negotiations are underway with an industrial partner who has showed interest in acquiring a controlling stake of Versalis, the 100%-owned Eni subsidiary, which manages the Group chemical business, thus supporting Eni in implementing the industrial plan designed to upgrade the business.
Because Eni is exiting two major lines of business, the mentioned disposal groups have been represented and accounted for as discontinued operations. Based on this accounting, gains and losses pertaining to the discontinued operations include only those earned form transactions with third parties, while gains and losses on intercompany transactions have continued being eliminated because both Saipem and Versalis were fully consolidated subsidiaries at the 2015 reporting date. The accounting of the discontinued operations entails that in presence of large intercompany transactions, the results of the continuing operations do not fully illustrate the underlying performance given the elimination of gains and losses on intercompany transactions with the discontinued operations. Regarding Saipem, the cost incurred by the entity for the supply of capital goods and maintenance services to Eni’s group companies are eliminated upon consolidation. Regarding Versalis, the revenues earned by the Group operating companies, mainly in the R&M segment, for the supply of oil-based chemical feedstock are eliminated upon consolidation.
Furthermore, Saipem ceased recognizing depreciation charges form the classification date (November 1, 2015; Versalis was classified as discontinued operations at the reporting date). The carrying amounts of goodwill and other non-current assets at both disposal groups were adjusted to take into account the alignment of the two disposal groups net assets to their fair values at the reporting date, given by the market price for Saipem and the fair value based on the transaction that is underway for Versalis.

New segmental reporting of Eni
Effective January 1, 2015, Eni’s segment information was modified to align Eni’s reportable segments to certain changes in the organization and in profit accountability defined by Eni’s top management. The main changes adopted compared to the previous setup of the segment information related to:
•	Results of the oil and products trading activities and related risk management activities were transferred to the Gas & Power segment, consistently with the new organizational setup. In previous reporting periods, results of those activities were reported within the Refining & Marketing segment as part of a reporting structure which highlighted results for each stream of commodities;
•	R&M and Chemicals operating segments are now combined into a single reportable segment because a single manager is accountable for both the two segments and they show similar long-term economic performance;
•	The previous reporting segments "Corporate and financial companies" and "Other activities" have been combined being residual components of the Group.

The comparative reporting periods have been restated consequently (see tables below) and to reflect the representation of discontinued operations. In particular, Versalis’ results have been reclassified from the "R&M and Chemical" reporting segment and accounted as discontinued operations together with the E&C business.

AS REPORTED

(euro million)	E&P	G&P	R&M	Versalis	E&C	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

IV Quarter 2014
Net sales from operations	6,401	7,935	12,928	1,195	3,398	399	27	(5,592)	26,691
Operating profit (loss)	1,473	(115)	(1,387)	(298)	(423)	(34)	(100)	321	(563)
Adjusted operating profit (loss)	2,032	108	195	(66)	31	(61)	(48)	132	2,323
Full year 2014
Net sales from operations	28,488	28,250	56,153	5,284	12,873	1,378	78	(22,657)	109,847
Operating profit (loss)	10,766	186	(2,229)	(704)	18	(246)	(272)	398	7,917
Adjusted operating profit (loss)	11,551	310	(208)	(346)	479	(265)	(178)	231	11,574
Assets directly attributable	68,113	16,603	12,993	3,059	14,210	1,042	258	(486)	115,792

AS RESTATED

(euro million)	E&P	G&P	R&M	Corporate and other activities	Chemicals	E&C	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations	Continuing operations

IV Quarter 2014
Net sales from operations	6,401	18,182	5,593	420	1,195	3,398	(8,498)	26,691	(4,091)	22,600
Operating profit (loss)	1,473	(114)	(1,388)	(134)	(298)	(423)	321	(563)	657	94
Adjusted operating profit (loss)	2,032	92	211	(109)	(66)	31	132	2,323	(19)	2,304
Full year 2014
Net sales from operations	28,488	73,434	24,330	1,429	5,284	12,873	(35,991)	109,847	(16,660)	93,187
Operating profit (loss)	10,766	64	(2,107)	(518)	(704)	18	398	7,917	(332)	7,585
Adjusted operating profit (loss)	11,551	168	(65)	(443)	(347)	479	231	11,574	(1,127)	10,447
Assets directly attributable	68,113	19,342	10,254	1,300	3,059	14,210	(486)	115,792

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis, paragraph 2 of Legislative Decree No. 58/1998.

Other information
Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments).
Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of December 31, 2015, Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.

The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year 2015 (unaudited) is also available on Eni’s website eni.com.

Quarterly consolidated report Summary results[9] for the fourth quarter and the full year 2015
(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

22,600	14,817	13,889	Net sales from operations - continuing operations	93,187	67,740
94	(421)	(5,001)	Operating profit (loss) - continuing operations	7,585	(2,774)
1,186	418	527	Exclusion of inventory holding (gains) losses	1,290	814
1,024	218	5,453	Exclusion of special items (a)	1,572	5,754

2,304	215	979	Adjusted operating profit (loss) - continuing operations	10,447	3,794

			Breakdown by segment:
2,032	757	862	Exploration & Production	11,551	4,107
92	(469)	18	Gas & Power	168	(126)
211	163	93	Refining & Marketing	(65)	387
(109)	(56)	(101)	Corporate and other activities	(443)	(369)
78	(180)	107	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	(764)	(205)

2,304	215	979	Adjusted operating profit (loss) - continuing operations	10,447	3,794
54	217	(122)	Reinstatement of intercompany transactions vs. disc. Op.	995	309
2,358	432	857	Adjusted operating profit (loss) - continuing operations on standalone basis	11,442	4,103

(2,294)	(1,425)	(6,891)	Net profit (loss) attributable to Eni's shareholders - continuing operations	101	(7,793)
817	286	365	Exclusion of inventory holding (gains) losses	890	561
1,727	391	6,147	Exclusion of special items (a)	1,209	6,536

250	(748)	(379)	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	2,200	(696)
275	319	179	Reinstatement of intercompany transactions vs. disc. Op.	1,654	1,032
525	(429)	(200)	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis	3,854	336

(2,384)	(952)	(8,460)	Net profit (loss) attributable to Eni's shareholders	1,291	(8,821)
(2,294)	(1,425)	(6,891)	Net profit (loss) attributable to Eni's shareholders - continuing operations	101	(7,793)
(90)	473	(1,569)	Net profit (loss) attributable to Eni's shareholders - discontinued operations	1,190	(1,028)
4,346	1,371	4,012	Net cash provided by operating activities - continuing operations	13,162	11,181
1,040	339	503	Net cash provided by operating activities - discontinued operations	1,948	722
5,386	1,710	4,515	Net cash provided by operating activities	15,110	11,903
4,548	1,698	4,007	Net cash provided by operating activities on standalone basis	14,387	12,189

3,331	2,225	2,681	Capital expenditure - continuing operations	11,264	10,775

(a) For further information see "Breakdown of special items".
(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.

Trading environment indicators

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

76.27	50.26	43.69	(42.7)	Average price of Brent dated crude oil (a)	98.99	52.46	(47.0)
1.249	1.112	1.095	(12.3)	Average EUR/USD exchange rate (b)	1.329	1.110	(16.5)
61.06	45.20	39.90	(34.7)	Average price in euro of Brent dated crude oil	74.48	47.26	(36.5)
4.97	10.04	6.56	32.0	Standard Eni Refining Margin (SERM) (c)	3.21	8.32	..
8.37	6.42	5.56	(33.6)	Price of NBP gas (d)	8.22	6.52	(20.7)
0.08		(0.09)	..	Euribor - three-month euro rate (%)	0.21	(0.02)	..
0.24	0.31	0.41	70.8	Libor - three-month dollar rate (%)	0.23	0.32	39.1

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

__________________

(9) As provided by IFRS, in case of "discontinued operations" gains and losses pertaining to activities in disposal phase and consequently to "continuing operations" are those deriving from transaction with third parties. Because of this, the above mentioned representation of Saipem, Versalis and continuing operations as standalone entities do not fully illustrate their results, mainly when relevant intercompany transactions occur in the reporting period disclosed in this press release as well as in future reporting periods. Further information on Saipem, Versalis and continuing operations results with detailed intercompany transaction see segment information at page 24.

Group financial review

Reported results

In Q4 2015 Eni reported a net loss pertaining to continuing operations of euro 6,891 million (euro 7,793 million in the FY2015), which was sharply lower y-o-y when Eni reported a net loss of euro 2,294 million in Q4 2014 and break-even in the FY2014. A prolonged slide in crude oil prices has negatively affected the Group’s performance, eroding results from operations and the value of assets.

Operating earnings were a loss of euro 5,001 million in Q4 2015 and a loss of euro 2,774 million in the FY2015. These negatives were driven by lower E&P revenues reflecting reduced oil and gas realizations negatively impacted by sharply lower Brent prices (down by 43%), the alignment of the carrying amounts of oil and product inventories to current market prices and the recognition of material impairment losses mainly taken at the Group oil&gas CGUs (euro 4,453 million). In performing the impairment review, Eni’s management assumed a reduced long-term price outlook for the Brent crude oil price down to $65 per barrel compared to the previous $90-a-barrel case adopted for valuating asset recoverability in the 2014 annual report. Furthermore, the Q4 operating loss was impacted by an estimate revision of euro 346 million taken at revenues accrued on the sale of natural gas and electricity to retail customers in Italy dating back to past reporting periods and the establishment of a provision of euro 130 million (euro 484 million and euro 226 million, respectively in the FY2015).

Eni’s management has implemented a number of initiatives to mitigate the negative effect of low oil prices on profitability and cash flow. These initiatives include the reduction of E&P operating expenses and the curtailment of capital expenditure by carefully selecting exploration plays, rescheduling and re-phasing large development activities and renegotiating contracts for the supply of plants and other E&P infrastructures, as well as leveraging oilfield services rates on the deflationary pressure induced by the decline in crude oil prices. This reduction in capital expenditure only had a modest impact on hydrocarbon production, which grew by 14% to 1,884 kboe/d in Q4 2015 (up to 1,760 kboe/d for the FY2015, or 10% from 2014). The production plateau was the highest in the last 20 quarters (since 2010, on yearly basis). The Refining & Marketing segment returned to underlying profitability supported by plant optimizations and an ongoing margin recovery. The G&P segment almost achieved EBIT break-even, net of extraordinary charges related to the unfavorable outcome of commercial arbitration, despite the postponement of the recognition of gains on the renegotiations of certain long-term supply contracts. Finally, G&A expenses were reduced by euro 0.6 billion.

Net loss for Q4 2015 and the FY2015 was significantly affected by an increased tax rate driven by a deteriorating price scenario in the upstream segment, which resulted in the segment’s taxable profit earned in PSA contracts, which, although more resilient in a low-price environment, nonetheless bear higher-than-average rates of tax and a higher incidence of non-deductible expenses on the pre-tax profit that has been lowered by the scenario. In addition, the tax rate was impacted by lower recognition of deferred tax assets relating operating losses due to a reduced profitability outlook (euro 860 million). The Group tax rate was also impacted by the write-off of Italian deferred tax assets of euro 870 million in the full year due to projections of lower future taxable profit at Italian subsidiaries and the reduction of the statutory tax rate from 27.5% to 24%, which was considered as substantially enacted at the reporting date.

Net loss attributable to Eni’s shareholders including both continuing operations and discontinued operations amounted to euro 8,460 million in Q4 and to euro 8,821 million for the FY2015. The loss of the discontinued operations pertaining to Eni’s shareholders was affected by the recognition of impairment losses on the disposal groups Saipem and Versalis, which net assets were aligned to the lower of their carrying amounts and fair value. Eni’s net assets in Saipem and Versalis were aligned respectively to the share price at the reporting date and the likely outcome of the industrial agreement, which is being evaluated in the negotiations currently underway, resulting in an overall impairment charge of euro 1,969 million. Partly offsetting, a fair-valued derivative gain of euro 49 million was recorded for Saipem due to the difference between the transaction price (euro 8.39 per share) and the market price at the reporting date (euro 7.49 per share) for the stake disposed of to FSI.
On January 22, 2016, following the closing of the Saipem transaction, the residual interest in the former subsidiary was initially recognized as investment in a joint venture and was aligned at the market price at closing of euro 4.2 per share with a charge through profit and loss of euro 441 million. Subsequently, in February 2016, Saipem’s market capitalization has fallen sharply. Under the provisions of IAS 10 these negative developments do not constitute adjusting events of the Saipem valuation made in the 2015 accounts which aligned the Saipem carrying amount to the market price at December 31, 2015.

Adjusted results on a standalone basis

In Q4 2015, adjusted operating profit of continuing operations was euro 857 million, down by 63.7% y-o-y (euro 4,103 million, down by 64.1% in the full year). Adjusted net loss pertaining to continuing operations attributable to Eni’s shareholders amounted to euro 200 million in Q4 2015, down by euro 725 million y-o-y.
The adjusted net loss comprises positive adjustments of euro 6,691 million related to: (i) an inventory post-tax loss of euro 365 million, (ii) post-tax special charges of euro 6,147 million; (iii) an adjustment amounting to euro 179 million was made to reinstate the elimination of gains and losses on intercompany transactions with the discontinued operations in order to obtain a Non-GAAP measure which is indicative of the underlying performance of the continuing operations.

In the FY2015, adjusted operating profit of continuing operations was euro 4,103 million, down by 64.1%; adjusted net profit of euro 336 million was down by euro 3,518 million. Net result excluded a post-tax inventory loss (euro 561 million), post-tax special charges (euro 6,536 million) and an adjustment amounting to euro 1,032 million, which was made to reinstate the elimination of gains and losses on intercompany transactions with the discontinued operations in order to obtain a Non-GAAP measure, which is indicative of the underlying performance of the continuing operations. These adjustments resulted in an overall positive adjustment of euro 8,129 million.

Special items of the operating profit of continuing operations (net charges of euro 5,453 million and euro 5,754 million, in the fourth quarter and the full year 2015, respectively) comprised: (i) impairment losses (euro 4,659 million and euro 4,824 million in the two reporting periods, respectively) mainly relating to oil&gas properties driven by the impact of a lower price environment on the expected future cash flows in the medium and long-term. The most notable impairments refer to certain assets, which were acquired by the Group following business combinations in previous reporting periods (Algeria, Congo and Turkmenistan) and to CGUs which are currently operating in high-cost areas (USA, UK, Norway and Angola). Furthermore, investments made for compliance and stay-in-business purposes were written off at cash generating units previously devaluated in the Refining & Marketing business. Finally, impairment losses were recorded at the Group power plants in the G&P segment due to a weak margins scenario; (ii) net charges in the Gas & Power segment due to an estimate revision of revenues accrued on the sale of natural gas (euro 346 million) and electricity (euro 138 million) to retail customers in Italy and the establishment of a provision for these revenues (euro 130 million for gas sale and euro 96 million for electricity); (iii) the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (charge of euro 141 million and of euro 164 million in the fourth quarter and the full year 2015, respectively); (iv) environmental provisions (euro 60 million and euro 204 million in the two reporting periods, respectively) and provisions for redundancy incentives (euro 4 million and euro 27 million, respectively).

Non-operating special items related to income taxes related to the tax effects of special gains/charges in operating profit, the write-off of certain deferred tax assets (euro 870 million in FY2015) due to projections of lower future taxable profit at Italian subsidiaries and the reduction of the statutory tax rate. In addition, similar adjustments to deferred tax assets were recognized outside Italy at E&P subsidiaries (euro 860 million). These charges were partly offset by the reversal of deferred taxation due to changes in the United Kingdom tax law.

Summarized Group Balance Sheet[10]
(euro million)

Dec. 31, 2014	Sept. 30, 2015	Dec. 31, 2015	Change vs. Dec. 31, 2014	Change vs. Sept. 30, 2015

Fixed assets
Property, plant and equipment	71,962	75,894	63,795	(8,167)	(12,099)
Inventories - Compulsory stock	1,581	1,330	909	(672)	(421)
Intangible assets	3,645	3,465	2,433	(1,212)	(1,032)
Equity-accounted investments and other investments	5,130	5,394	3,263	(1,867)	(2,131)
Receivables and securities held for operating purposes	1,861	2,305	2,026	165	(279)
Net payables related to capital expenditure	(1,971)	(1,823)	(1,276)	695	547

	82,208	86,565	71,150	(11,058)	(15,415)
Net working capital
Inventories	7,555	7,642	3,905	(3,650)	(3,737)
Trade receivables	19,709	15,842	12,017	(7,692)	(3,825)
Trade payables	(15,015)	(12,453)	(9,218)	5,797	3,235
Tax payables and provisions for net deferred tax liabilities	(1,865)	(1,586)	(3,162)	(1,297)	(1,576)
Provisions	(15,898)	(16,217)	(15,268)	630	949
Other current assets and liabilities	222	1,123	1,679	1,457	556

	(5,292)	(5,649)	(10,047)	(4,755)	(4,398)
Provisions for employee post-retirement benefits	(1,313)	(1,337)	(1,056)	257	281
Discontinued operations and assets held for sale including related liabilities	291	9	10,448	10,157	10,439

CAPITAL EMPLOYED, NET	75,894	79,588	70,495	(5,399)	(9,093)

Eni shareholders’ equity	59,754	59,155	51,716	(8,038)	(7,439)
Non-controlling interest	2,455	2,019	1,916	(539)	(103)
Shareholders’ equity	62,209	61,174	53,632	(8,577)	(7,542)
Net borrowings	13,685	18,414	16,863	3,178	(1,551)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	75,894	79,588	70,495	(5,399)	(9,093)

Leverage	0.22	0.30	0.31	0.09	0.01

The Summarized Group Balance Sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity by euro 4,670 million, euro 136 million and euro 4,534 million, respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 10.3% appreciation of the US dollar against the euro (1 EUR = 1.089 USD at December 31, 2015 compared to 1.214 at December 31, 2014).

Fixed assets (euro 71,150 million) decreased by euro 11,058 million from December 31, 2014 mainly due to the reclassification of the tangible and intangible assets of Saipem and Versalis as discontinued operations. Other changes related to impairment losses and DD&A at continuing operations (euro 14,477 million), which were partly offset by currency movements and capital expenditure (euro 10,775 million). The reduction in the line item "Equity-accounted investments and other investments" was due to the divestment of Eni’s interest in Snam and Galp.

Net working capital was in negative territory at minus euro 10,047 million and decreased by euro 4,755 million y-o-y. This mainly reflected the mentioned reclassification of the disposal groups Saipem and Versalis as discontinued operations. In addition, the G&P segment reduced its working capital, while the carrying amount of oil and gas inventories declined due to the impact of lower prices on the weighted-average cost accounting method as well as the destocking of products and gas inventories as part of ongoing optimization measures. These decreases were partly offset by the increased balance of other current assets and liabilities. This was due to increased working capital exposure to joint venture partners in E&P. This latter increase was partly offset by the reversal of the deferred costs related to pre-paid gas volumes in previous reporting periods in the G&P segment following the off-taken of the underlying gas; while an opposite trend was recorded due to our long-term buyers off-taking Eni’s gas. Finally, the change in the balance of tax payables and provisions for deferred taxes (up euro 1,297 million) reflected the write-off of Italian deferred tax assets (euro 870 million) due to projections of lower future taxable profit at Italian subsidiaries as well as deferred tax assets of subsidiaries located outside Italy of

__________________

(10) The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria, which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

the upstream segment (euro 860 million) and the reimbursement/transferring to financing institutions of taxes receivables in Italy (approximately euro 900 million).

Discontinued operations, asset held for sale including related liabilities (euro 10,448 million) comprised: (i) Saipem and its subsidiaries considering the arrangements signed in October 2015 with the Fondo Strategico Italiano (FSI). These include the sale of a 12.5% stake of the share capital of Saipem to FSI and a concurrent shareholder agreement with Eni intended to establish joint control over the target entity; (ii) the chemical operating segment. As of the reporting date, negotiations were underway to define an agreement with an industrial partner who, by acquiring a controlling stake of Versalis, would support Eni in implementing the industrial plan designed to upgrade this segment. In addition, the book value of goodwill and of the non-current assets of the two disposal groups have been aligned to the fair value of the underlying net assets. This item also includes non-strategic assets in the Refining & Marketing and Gas & Power businesses.

Shareholders’ equity including non-controlling interest was euro 53,632 million, representing a decrease of euro 8,577 million from December 31, 2014. This was due to net loss in comprehensive income for the year (euro 5,070 million) given by net loss of euro 9,416 million partly offset by positive foreign currency translation differences (euro 4,534 million). Also affecting the total equity was dividend distribution and other changes of euro 3,478 million (euro 3,457 million being the 2014 final dividend and the interim dividend for 2015 paid to Eni’s shareholders and dividends to other non-controlling interests).

Summarized Group Cash Flow Statement[11]
(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015	Change

(2,188)	(1,385)	(6,690)	Net profit (loss) - continuing operations	192	(7,338)	(7,530)
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
3,931	2,690	7,720	- depreciation, depletion and amortization and other non monetary items	10,919	15,519	4,600
6	(97)	(125)	- net gains on disposal of assets	(99)	(559)	(460)
1,723	821	662	- dividends, interest, taxes and other changes	6,822	3,304	(3,518)
2,254	325	3,246	Changes in working capital related to operations	2,148	4,629	2,481
(1,380)	(983)	(801)	Dividends received, taxes paid, interest (paid) received	(6,820)	(4,374)	2,446

4,346	1,371	4,012	Net cash provided by operating activities - continuing operations	13,162	11,181	(1,981)
1,040	339	503	Net cash provided by operating activities - discontinued operations	1,948	722	(1,226)

5,386	1,710	4,515	Net cash provided by operating activities	15,110	11,903	(3,207)
(3,331)	(2,225)	(2,681)	Capital expenditure - continuing operations	(11,264)	(10,775)	489
(302)	(191)	(222)	Capital expenditure - discontinued operations	(976)	(781)	195
(3,633)	(2,416)	(2,903)	Capital expenditure	(12,240)	(11,556)	684
(124)	(63)	(57)	Investments and purchase of consolidated subsidiaries and businesses	(408)	(228)	180
453	261	1,353	Disposals	3,684	2,258	(1,426)
482	(315)	(660)	Other cash flow related to capital expenditure, investments and disposals	435	(1,351)	(1,786)

2,564	(823)	2,248	Free cash flow	6,581	1,026	(5,555)
(510)	52	(377)	Borrowings (repayment) of debt related to financing activities	(414)	(300)	114
(833)	2,169	(1,206)	Changes in short and long-term financial debt	(628)	2,126	2,754
(124)	(1,435)	(23)	Dividends paid and changes in non-controlling interest and reserves	(4,434)	(3,477)	957
46	3	(874)	Effect of changes in consolidation and exchange differences	78	(789)	(867)

1,143	(34)	(232)	NET CASH FLOW	1,183	(1,414)	(2,597)

4,548	1,698	4,007	Net cash provided by operating activities on standalone basis	14,387	12,189	(2,198)

Change in net borrowings
(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015	Change

2,564	(823)	2,248	Free cash flow	6,581	1,026	(5,555)
			Net borrowings of acquired companies	(19)		19
	65		Net borrowings of divested companies		83	83
(288)	256	(674)	Exchange differences on net borrowings and other changes	(850)	(810)	40
(124)	(1,435)	(23)	Dividends paid and changes in non-controlling interest and reserves	(4,434)	(3,477)	957
2,152	(1,937)	1,551	CHANGE IN NET BORROWINGS	1,278	(3,178)	(4,456)

In 2015, net cash provided by operating activities from continuing operations amounted to euro 11,181 million and was impacted by the eliminations of intercompany flows with discontinued operations. When reinstating these effects, the standalone net cash provided by operating activities from continuing operations adds up to euro 12,189 million for FY2015 and euro 4,007 million for Q4 2015. Proceeds from disposals were euro 2,258 million and mainly related to an interest in Snam due to exercise of the conversion right by bondholders (euro 911 million), an interest in Galp (euro 658 million) and the divestment of non-strategic assets mainly in the Exploration & Production business. These inflows funded part of capital expenditure (euro 10,775 million), other changes relating to capital expenditure and the payment of Eni’s dividend (balance dividend for fiscal 2014 and the 2015 interim dividend totaling euro 3,457 million). When considering the cash flow of discontinued operations, the Group’s net debt increased by euro 3,178 million to euro 16,863 million, net of negative exchange rate differences and the reclassification of Saipem net cash in the discontinued operations.

Standalone net cash provided by operating activities from continuing operations was euro 12,189 million for the FY2015 and euro 4,007 million in the Q4 2015, and it fully funded capital expenditures. The

__________________

(11) Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Group cash flow performance was excellent (down 15% and down 12%, respectively, from the corresponding periods of 2014) in spite of sharply lower oil prices. This result was driven by optimization initiatives in working capital performed mainly in the G&P, with the substantial recovery of prepaid gas volumes and other renegotiation benefits, and in the R&M segment as well as in corporate activities. Non-recurring effects of the working capital positively influenced cash flow by approximately euro 2.2 billion.

Financial and operating information by segment for the fourth quarter and full year 2015 is provided in the following pages.

Exploration & Production

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

RESULTS	(euro million)
6,401	5,047	4,977	(22.2)	Net sales from operations		28,488	21,436	(24.8)
1,473	701	(3,609)	..	Operating profit (loss)		10,766	(139)	..
559	56	4,471		Exclusion of special items:		785	4,246
509		4,453		- asset impairments		692	4,502
(78)	(38)	(38)		- gains on disposal of assets		(76)	(414)
				- risk provisions		(5)
3	7	(2)		- provision for redundancy incentives		24	15
(31)	(5)	(14)		- commodity derivatives		(28)	12
(16)	12	(51)		- exchange rate differences and derivatives		6	(59)
172	80	123		- other		172	190
2,032	757	862	(57.6)	Adjusted operating profit (loss)		11,551	4,107	(64.4)
(66)	(73)	(76)		Net financial income (expense) (a)		(287)	(286)
85	6	100		Net income (expense) from investments (a)		323	253
(1,316)	(760)	(749)		Income taxes (a)		(7,164)	(3,318)
64.2	..	84.5		Tax rate (%)		61.8	81.4
735	(70)	137	(81.4)	Adjusted net profit (loss)		4,423	756	(82.9)

				Results also include:
2,884	2,238	6,424	..	- amortization and depreciation		9,163	13,404	46.3
				of which:
421	280	156	(62.9)	exploration expenditure		1,589	955	(39.9)
288	214	104	(63.9)	- amortization of exploratory drilling expenditure and other		1,221	701	(42.6)
133	66	52	(60.9)	- amortization of prospecting, geological and geophysical exploration expenses		368	254	(31.0)
3,124	2,185	2,254	(27.8)	Capital expenditure		10,524	10,234	(2.8)
				of which:
414	246	127	(69.3)	- exploratory expenditure (b)		1,398	820	(41.3)

				Production (c) (d)
868	868	998	15.0	Liquids (e)	(kbbl/d)	828	908	9.7
4,284	4,582	4,868	14.0	Natural gas	(mmcf/d)	4,224	4,681	10.8
1,648	1,703	1,884	14.3	Total hydrocarbons	(kboe/d)	1,598	1,760	10.1

				Average realizations
66.44	43.97	38.68	(41.8)	Liquids (e)	($/bbl)	88.71	46.30	(47.8)
6.65	4.45	4.06	(38.9)	Natural gas	($/kcf)	6.87	4.55	(33.8)
53.45	34.57	31.68	(40.7)	Total hydrocarbons	($/boe)	65.49	36.47	(44.3)

				Average oil market prices
76.27	50.26	43.69	(42.7)	Brent dated	($/bbl)	98.99	52.46	(47.0)
61.06	45.20	39.90	(34.7)	Brent dated	(euro/bbl)	74.48	47.26	(36.5)
73.41	46.37	42.10	(42.7)	West Texas Intermediate	($/bbl)	93.17	48.72	(47.7)
3.77	2.75	2.11	(44.0)	Gas Henry Hub	($/mmbtu)	4.36	2.61	(40.1)

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 41.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results
In the fourth quarter of 2015, the Exploration & Production segment reported an adjusted operating profit of euro 862 million, down by euro 1,170 million, or 57.6% y-o-y. This change was driven by lower oil and gas realizations in dollar terms (down by 41.8% and 38.9%, respectively), reflecting the lower price for the marker Brent (down by 42.7%) and lower gas prices in Europe and in the United States. The price effect was only partially offset by a favorable exchange rate environment, higher production volumes, opex efficiencies and lower exploration expenses.

Adjusted net profit for the quarter amounted to euro 137 million. This represented a decrease of euro 598 million y-o-y, down 81%, and was due to a lower operating performance and a higher tax rate (84.5%). This latter was negatively affected by: (i) the recognition of a major part of the positive pre-tax results in PSAs contracts which, although more resilient in a low-price environment nonetheless, bear higher-than- average rates of tax; (ii) a higher incidence of non-deductible expenses on the pre-tax profit that has been lowered by the scenario.

In the FY2015, the Exploration & Production segment reported an adjusted operating profit of euro 4,107 million, down by euro 7,444 million, or 64.4% y-o-y, due to the same drivers experienced in the quarter.

Adjusted net profit amounted to euro 756 million, decreasing by euro 3,667 million, or 82.9% from 2014, due to lower operating performance and an increased adjusted tax rate (81.4%) due to the same drivers disclosed in the quarterly results.
Excluding the impact of the higher incidence on pre-tax profit of certain non-deductible expenses, because this incidence is expected to prospectively come down due to the effect of lower amortization charges going forward as a result of the impairment losses recorded in 2015 driven by the price outlook, and also restating the Group operating profit in accordance with the successful-effort-method accounting of exploration expenses, net of impaired exploration projects, the E&P tax rate has been re-determined in 70% and 60% for the FY2015 and FY2014, respectively.

In the FY2015, taxes paid represent approximately the 34% of the cash flow from operating activities of the E&P segment before changes in working capital and income taxes paid, slightly lower than in 2014.

For the FY2015, special charges determined a positive adjustment of euro 4,246 million (euro 4,471 million in Q4) mainly relating to: (i) impairments of oil&gas properties (euro 4,453 million) driven by the projections of lower hydrocarbon prices in the medium to long term which affected their recoverable amounts. The most notable impairments refer to certain assets, which were acquired by the Group following business combinations in previous reporting periods (Algeria, Congo and Turkmenistan) and to CGUs which are currently operating in high-cost areas (USA, UK, Norway and Angola); (ii) fair value of certain derivatives of financial instruments embedded in the pricing formula of long-term gas supply agreements (a charge of euro 12 million); and (iii) gains on disposals of non-strategic assets (euro 414 million), particularly in Nigeria.

Operating review
In Q4 2015, Eni’s hydrocarbon production was 1.884 million boe/d, 14.3% higher than in the fourth quarter of 2014 (1.760 million boe/d in FY2015; up by 10.1% from 2014). Excluding the price effects reported in Production Sharing Agreements, production increased by 11.6% (up 6.3% y-o-y). The increase was driven by new field start-ups and the continuing ramp-up of production at fields started in 2014, mainly in Angola, Venezuela, the United States and the United Kingdom, higher production in Libya and Iraq as well as the recovery of trade receivables for past investments in Iran. These positive effects were partly offset by the decline of mature fields. New field start-ups and ramp-ups of production added an estimated 198 kboe/d of new production (139 kboe/d y-o-y). The share of oil and natural gas produced outside Italy was 91% in the quarter and 90% in the full year (compared to 89% in the corresponding periods a year ago).

Liquids production (998 kbbl/d) increased by 130 kbbl/d, or 15% from the fourth quarter of 2014.
Natural gas production for the fourth quarter of 2015 was 4,868 mmcf/d, increasing by 584 mmcf/d (up 14%) from the corresponding period a year ago.

In 2015, liquids production (908 kbbl/d) increased by 80 kbbl/d, or 9.7%, due to new fields start-ups and ramp-ups and higher production in Libya, Iran and Iraq. Natural gas production (4,681 mmcf/d) increased by 457 mmcf/d, or 10.8% from 2014.

The following start-ups were achieved over the course of the year: (i) the giant Perla gas field in the Cardon IV block (Eni’s interest 50%), located in the Gulf of Venezuela, with more than 490 mmcf/d at 100% of production at the end of the year; (ii) the Kizomba satellites Phase 2 project in the block 15 (Eni’s interest 20%), in the Angolan offshore, with recoverable reserves of 190 million barrels and a production plateau of 70 kbbl/d; (iii) the Cinguvu fields, following the first oil of Sangos started-up in 2014, within the West Hub Development project in the block 15/06 (Eni operator with a 35% interest) in Angola and a production of approximately 50 kbbl/d (18 kbbl/d net to Eni). Since January 2016, the start-up of Mpungi fields will support production ramp-up of 100 kbbl/d expected during the year; (iv) the Hadrian South field (Eni’s interest 30%), in the Gulf of Mexico flowing at approximately 16 kboe/d net to Eni and the Lucius field (Eni’s interest 8.5%) with approximately 7 kboe/d net to Eni; (v) Nené and Litchendjili fields in the block Marine XII (Eni operator with a 65% interest) in Congo, West Franklin phase 2 (Eni’s interest 21.87%) in the United Kingdom and Eldfisk 2 phase 1 (Eni’s interest 12.39%) in Norway.

Estimated net proved reserves (preliminary data)

Full year 2014	Full year 2015	% Ch.

Estimated net proved reserves (a)
Liquids	(mmbl)	3,226	3,559	10.3
Natural Gas	(bcf)	18,545	18,299	(1.3)
Hydrocarbons	(mmboe)	6,602	6,890	4.4
of which:
- Italy		503	465	(7.6)
- Outside Italy		6,099	6,425	5.3
Estimated net proved developed reserves
Liquids	(mmbl)	1,893	2,148	13.5
Natural Gas	(bcf)	8,462	10,302	21.7
Hydrocarbons	(mmboe)	3,433	4,023	17.2

(a) Includes Eni’s share of proved reserves of equity-accounted entities.

Movements in Eni’s 2015 estimated proved reserves were as follows:

(mmboe)

Estimated net proved reserves at December 31, 2014		6,602
Extensions, discoveries and other additions, revisions of previous estimates and improved recovery		947
of which:
Price effect		278
Portfolio		(17)
Production of the year		(642)

Estimated net proved reserves at December 31, 2015		6,890

Reserves replacement ratio, all sources	(%)	145
Reserves replacement ratio, organic		148
Reserves replacement ratio, organic and excluding price effect		108

In 2015, net additions to proved reserves pertaining to discoveries, extensions, improved recovery, revisions of previous estimates were 947 mmboe. These increases compared to production of the year yielded an organic reserve replacement ratio of 148%.
All sources addition were impacted by favorable price effect, leading to an upward revision of 278 mmboe, due to a lowered Brent price used in the reserves estimation process down to $54 per barrel in 2015 compared to $101 per barrel in 2014.
Sales of mineral-in-place mainly related to the divestment of certain assets in Nigeria.
The reserves life index was 10.7 years (11.3 years in 2014).

The company will provide additional details relating to its 2015 reserves activity in its regular annual filing with the Italian market Authorities and the US SEC.

Gas & Power

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

RESULTS	(euro million)
18,182	10,851	10,609	(41.7)	Net sales from operations		73,434	52,096	(29.1)
(114)	(577)	(892)	..	Operating profit (loss)		64	(1,256)	..
(40)	(43)	96		Exclusion of inventory holding (gains) losses		(119)	132
246	151	814		Exclusion of special items:		223	998
24	(2)	135		- asset impairments		25	150
(42)	94	132		- risk provisions:		(42)	226
	94	132		- of which provision on retail credits on invoices to be issued			226
7	4	(1)		- provision for redundancy incentives		9	6
247	(68)	144		- commodity derivatives		(38)	90
(19)	9	7		- exchange rate differences and derivatives		205	(9)
29	114	397		- other:		64	535
	111	373		- of which revision of credits evaluation on invoices to be issued			484
92	(469)	18	(80.4)	Adjusted operating profit (loss)		168	(126)	..
1	1	5		Net finance income (expense) (a)		7	11
12	(10)	5		Net income (expense) from investments (a)		49	(2)
(71)	124	(64)		Income taxes (a)		(138)	(51)
67.6	..	..		Tax rate (%)		61.6	..
34	(354)	(36)	..	Adjusted net profit (loss)		86	(168)	..
61	36	74	21.3	Capital expenditure		172	154	(10.5)

				Natural gas sales (b)	(bcm)
8.35	7.82	9.51	13.9	Italy		34.04	38.44	12.9
15.35	12.67	12.87	(16.2)	International sales		55.13	52.44	(4.9)
13.11	10.08	10.36	(21.0)	- Rest of Europe		46.22	42.89	(7.2)
1.40	1.88	1.66	18.6	- Extra European markets		5.85	6.39	9.2
0.84	0.71	0.85	1.2	- E&P sales in Europe and in the Gulf of Mexico		3.06	3.16	3.3
23.70	20.49	22.38	(5.6)	Worldwide gas sales		89.17	90.88	1.9
				of which:
22.06	19.10	20.77	(5.8)	- Sales of consolidated subsidiaries		81.73	84.94	3.9
0.80	0.68	0.76	(5.0)	- Eni's share of sales of natural gas of affiliates		4.38	2.78	(36.5)
0.84	0.71	0.85	1.2	- E&P sales in Europe and in the Gulf of Mexico		3.06	3.16	3.3
9.32	9.00	9.06	(2.8)	Electricity sales	(TWh)	33.58	34.88	3.9

(a) Excluding special items.
(b) Supplementary operating data is provided on page 42.

Results
In Q4 2015, the Gas & Power segment reported an adjusted operating profit of euro 18 million, down by euro 74 million, or 80.4% y-o-y. The change reflected the one off economic benefits associated to certain contracts renegotiation recorded in the fourth quarter of 2014 as well as the negative outcome of a commercial arbitration in the fourth quarter of 2015.
Adjusted operating profit for the quarter was calculated by including a positive adjustment of euro 814 million (euro 998 million in the full year) relating to elimination of a number of special charges. Those comprised: (i) an estimate revision of revenues accrued on the sale of gas and power (euro 346 million; the full year also included euro 138 million for power sales) to retail customers in Italy dating back to the past reporting periods and the establishment of a provision for the above mentioned revenues (euro 130 million for gas; the full year also included euro 96 million for power). The estimation on retail sales is performed on data communicated by market operators that are responsible for verifying actual consumptions with the possibility to review their measurements until the fifth subsequent reporting period. We note that the aforementioned adjustments correspond to approximately two percentage points of the revenues of the reporting periods to which those accruals relate; (ii) charges recorded on fair-valued commodity derivatives (euro 144 million in the quarter; euro 90 million in the full year) because the underlying physical transactions are forecasted in future reporting periods; (iii) power plant impairments due to the projections of future lower margins on power sales and minor assets (euro 135 million and euro 150 million in the two reporting periods, respectively).

In FY2015, the segment reported an adjusted operating loss of euro 126 million, down euro 294 million from an adjusted operating profit of euro 168 million in 2014. The decline was ascribed to the same drivers of the quarterly performance.

The Gas & Power segment reported an adjusted net loss of euro 168 million in the full year 2015, down by euro 254 million compared to the euro 86 million profit reported in the same period of a year ago due to the weaker operating performance and lower results of equity-accounted entities.

Operating review
In the fourth quarter of 2015, Eni’s natural gas sales were 22.38 bcm, down by 5.6% from the same period of the previous year. Sales in Italy increased by 13.9% to 9.51 bcm driven by higher spot sales and higher volumes to the wholesaler segment, partially offset by lower sales to the industrial and thermoelectric segments. Positive sale trend reported in the retail segment. Sales in the European markets decreased by 22.5% to 9.19 bcm due to lower sales in Germany/Austria and the United Kingdom due to increasing competitive pressure, and in Benelux and France due to lower spot sales. These negatives were partly offset by higher spot sales in the Iberian Peninsula and higher sales in Turkey to Botas. Sales in extra-European markets increased due to higher international LNG sales (up by 18.6%).

In FY2015, Eni’s natural gas sales were 90.88 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), up by 1.71 bcm, or 1.9% y-o-y. Sales in Italy increased by 12.9% to 38.44 bcm due to higher spot sales and more typical winter weather conditions compared to 2014. These positive performances were partially offset by lower volumes marketed to the thermoelectric segment due to the competition from other energy sources (in particular renewables), a contraction in electricity demand registered in particular in the first part of the year as well as lower sales to the industrial segment due to increasing competitive pressure. Sales in the European markets amounted to 38.28 bcm, down by 9.3% from 2014. This can be attributable to lower spot sales in Benelux, in Germany/Austria due to competitive pressure and the divestment of GVS joint venture occurred in 2014, as well as in the United Kingdom. These issues were partially offset by higher sales in Turkey to Botas. Sales to long-term buyers amounted to 4.61 bcm, up by 15% from a year ago.

Electricity sales were 9.06 TWh in the fourth quarter of 2015, decreasing by 2.8% (34.88 TWh, up by 3.9% in 2015) compared to the same period a year ago due to lower sales outside Italy.

Refining & Marketing

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

RESULTS	(euro million)
5,593	4,584	3,875	(30.7)	Net sales from operations		24,330	18,458	(24.1)
(1,388)	(371)	(529)	61.9	Operating profit (loss)		(2,107)	(552)	73.8
1,415	526	503		Exclusion of inventory holding (gains) losses		1,576	555
184	8	119		Exclusion of special items:		466	384
65	32	36		- environmental charges		111	116
72	25	61		- asset impairments		284	152
(2)				- gains on disposal of assets		(2)	(5)
				- risk provisions			7
(9)		6		- provision for redundancy incentives		(4)	5
41	(60)	11		- commodity derivatives		38	72
10		(1)		- exchange rate differences and derivatives		14
7	11	6		- other		25	37
211	163	93	(55.9)	Adjusted operating profit (loss)		(65)	387	..
(2)	(6)	(3)		Net finance income (expense) (a)		(9)	(12)
1		35		Net income (expense) from investments (a)		67	72
(52)	(46)	(46)		Income taxes (a)		(34)	(165)
24.8	29.3	36.8		Tax rate (%)		..	36.9
158	111	79	(50.0)	Adjusted net profit (loss)		(41)	282	..
196	79	174	(11.2)	Capital expenditure		537	408	(24.0)

				Global indicator refining margin
4.97	10.04	6.56	32.0	Standard Eni Refining Margin (SERM) (b)	($/bbl)	3.21	8.32	..
				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.45	5.84	5.71	4.8	Refining throughputs in Italy		20.50	23.10	12.7
6.63	6.51	6.40	(3.5)	Refining throughputs on own account		25.03	26.41	5.5
5.30	5.75	5.65	6.6	- Italy		19.92	22.72	14.1
1.33	0.76	0.75	(43.6)	- Rest of Europe		5.11	3.69	(27.8)
0.07	0.05	0.06	(14.3)	Green refining throughputs		0.13	0.20	53.8
2.26	2.33	2.19	(3.1)	Retail sales		9.21	8.89	(3.5)
1.51	1.56	1.51		- Italy		6.14	5.96	(2.9)
0.75	0.77	0.68	(9.3)	- Rest of Europe		3.07	2.93	(4.6)
3.17	3.07	2.86	(9.8)	Wholesale sales		12.17	11.67	(4.1)
1.98	2.17	1.99	0.5	- Italy		7.57	7.84	3.6
1.19	0.90	0.87	(26.9)	- Rest of Europe		4.60	3.83	(16.7)
0.11	0.11	0.11		Wholesale sales outside Europe		0.43	0.43

(a) Excluding special items.
(b) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

Results
In Q4 2015, the Refining & Marketing segment reported an adjusted operating profit of euro 93 million, down by euro 118 million y-o-y, or 55.9%, mainly due to the extremely positive marketing margins registered in the fourth quarter of 2014 when a steep decline in commodity prices occurred.

Special charges excluded from adjusted operating profit in Q4 2015 amounted to a net positive of euro 119 million (a net positive amounting to euro 384 million in FY2015). The main charges were impairment losses to write down capital expenditure of the year made at CGUs totally impaired in previous reporting periods (euro 61 million in the quarter and euro 152 million in the full year) and environmental charges (euro 36 million and euro 116 million in the quarter and in the full year, respectively). Finally, charges on fair-valued commodity derivatives (charges of euro 11 million in the quarter and euro 72 million in the full year) were considered special items because they lacked the formal criteria to be accounted as hedges under IFRS.

Adjusted net profit for the fourth quarter of 2015 amounted to euro 79 million, down by euro 79 million from the fourth quarter of 2014 due to a declining operating performance, only partially offset by higher income from investments.

In FY2015, the Refining & Marketing segment reported an adjusted operating profit of euro 387 million, up by euro 452 million from the adjusted net loss of euro 65 million reported in 2014. This strong performance was driven by an improved refining margin scenario and efficiency and optimization gains, which helped lower margin to around $5 per barrel, anticipating the EBIT break-even of the refining business to 2015 versus an original guidance for the year 2017 indicated in the 2015-2018 strategic plan.

Operating review
In the fourth quarter of 2015, the Standard Eni Refining Margin (SERM) increased its value by 32% to 6.6 $/bbl y-o-y (the margin more than doubled on yearly basis). This trend reflected lower marker Brent prices and the relative strength in gasoline prices compared to the feedstock cost.

In this context, Eni’s refining throughputs for the fourth quarter of 2015 were 6.40 mmtonnes (26.41 mmtonnes in 2015). On a homogeneous basis when excluding the impact of the disposal of the refining capacity in Czech Republic and the reconversion shutdown at Gela refinery, Eni’s refining throughputs increased by 5.7% (up by 15%, in 2015). Volumes processed in Italy increased by 6.4% and 16.4% in both the reporting periods reflecting a favorable trading environment. The volumes of vegetable oil for the production of biofuels at Venice green refinery reported an increase from 2014 (year of the operations start-up).

Retail sales in Italy were 1.51 mmtonnes in the fourth quarter of 2015 (5.96 mmtonnes in 2015) were barely unchanged from the corresponding period of 2014. In 2015, retail sales in Italy decreased 2.9%, mainly in the motorway network and in lease concessions. In the fourth quarter of 2015, Eni’s market share amounted to 24.5%. On a yearly basis, the market share of 24.5% decreased by 1 percentage point.

Wholesale sales in Italy (1.99 mmtonnes and 7.84 mmtonnes in the fourth quarter and the full year 2015, respectively) were nearly unchanged in the quarter (up by 3.5% in the full year 2015), mainly due to higher sales of gasoil and almost completely offset by lower volumes of bunkering and fuel oil. Market share in the fourth quarter of 2015 was 26.8%. On a yearly basis, market share was 27.5%.

Retail sales in the rest of Europe were 0.68 mmtonnes in the fourth quarter of 2015 (2.93 mmtonnes in the full year 2015), decreasing by 9.3% y-o-y (down by 4.6% on a yearly basis) due to the assets disposal in Czech Republic, Slovakia and Romania, only partly offset by higher sales in Switzerland, Austria and Germany.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

22,600	14,817	13,889	(38.5)	Net sales from operations	93,187	67,740	(27.3)
637	24	535	(16.0)	Other income and revenues	1,039	1,205	16.0
(19,773)	(12,726)	(12,499)	36.8	Operating expenses	(76,639)	(56,757)	25.9
(208)	(82)	(105)	49.5	Other operating income (expense)	145	(485)	..
(3,162)	(2,454)	(6,821)	..	Depreciation, depletion, amortization and impairments	(10,147)	(14,477)	(42.7)

94	(421)	(5,001)	..	Operating profit (loss)	7,585	(2,774)	..
(364)	(250)	(666)	(83.0)	Finance income (expense)	(1,181)	(1,497)	(26.8)
(236)	44	(370)	(56.8)	Income (expense) from investments	469	124	(73.6)

(506)	(627)	(6,037)	..	Profit (loss) before income taxes	6,873	(4,147)	..
(1,682)	(758)	(653)	61.2	Income taxes	(6,681)	(3,191)	52.2
..	..	..		Tax rate (%)	97.2	..

(2,188)	(1,385)	(6,690)	..	Net profit (loss) - continuing operations	192	(7,338)	..
(476)	473	(1,871)		Net profit (loss) - discontinued operations	658	(2,078)
(2,664)	(912)	(8,561)		Net profit (loss)	850	(9,416)

(2,384)	(952)	(8,460)		Eni's shareholders	1,291	(8,821)
(2,294)	(1,425)	(6,891)		- continuing operations	101	(7,793)
(90)	473	(1,569)		- discontinued operations	1,190	(1,028)

(280)	40	(101)	63.9	Non-controlling interest	(441)	(595)	(34.9)
106	40	201	89.6	- continuing operations	91	455	..
(386)		(302)	21.8	- discontinued operations	(532)	(1,050)	(97.4)

(2,294)	(1,425)	(6,891)	..	Net profit (loss) attributable to Eni's shareholders - continuing operations	101	(7,793)	..
817	286	365		Exclusion of inventory holding (gains) losses	890	561
1,727	391	6,147		Exclusion of special items	1,209	6,536
250	(748)	(379)	..	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations (a)	2,200	(696)	..

525	(429)	(200)	..	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis (a)	3,854	336	(91.3)

(a) For a detailed explanation and reconciliation of standalone adjusted results which exclude as usual the items "profit/loss on stock" and extraordinary gains and losses (special items), while they reinstate the effects relating the elimination of gains and losses on intercompany transactions with discontinued operations see the following pages.

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management assesses the underlying performance of the Group’s business segments looking at certain Non-GAAP measures of results from operations. Those Non-GAAP measures are the adjusted operating profit and the adjusted net profit, which exclude from reported operating profit and reported net profit the impact of extraordinary gains and losses ("special items") pre-tax and post-tax respectively, as well as of the profit/loss on stock. Special items mainly comprise asset impairment losses, gains on disposal, restructuring charges, environmental and other provisions, the fair value of certain derivative contracts lacking the formal criteria to be accounted as hedges and write-downs of deferred tax assets. The profit/loss on stock is the difference between the current costs of supplies and the cost determined in accordance to the weighted-average cost accounting method for the evaluation of inventories as provided by IFRSs.
Furthermore, considering the process to dispose of the two business segments "E&C" and "Chemical", which is underway at the reporting date and the related accounting of the two disposal groups as discontinued operations in accordance to IFRS 5, management has presented in this press release additional Non-GAAP measures to assess the performance of the continuing operations. Those measures are the standalone adjusted operating profit and the standalone adjusted net profit, which reinstate in the results of the continuing operations the effect related to the elimination of profit on intercompany transactions with the discontinued operations. Those Non-GAAP measures obtain a representation of the performance of the continuing operations anticipating the effect of the derecognition of the discontinued operations. A corresponding alternative performance measure has been presented for the cash flow from operating activities.

(euro million)

Full year 2015	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. disc. op.	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	(139)	(1,256)	(552)	(497)	(694)	(1,393)	(23)	(4,554)	2,087	(307)	1,780	(2,774)		(2,467)
Exclusion of inventory holding (gains) losses		132	555			322	127	1,136	(322)		(322)	814		814

Exclusion of special items:
environmental charges			116	88		21		225	(21)		(21)	204		204
asset impairments	4,502	150	152	20	591	1,375		6,790	(1,966)		(1,966)	4,824		4,824
net gains on disposal of assets	(414)		(5)	4	1	(3)		(417)	2		2	(415)		(415)
risk provisions		226	7	(10)		(12)		211	12		12	223		223
provision for redundancy incentives	15	6	5	1	12	3		42	(15)		(15)	27		27
commodity derivatives	12	90	72		(6)	(4)		164	10	(10)		164		174
exchange rate differences and derivatives	(59)	(9)				5		(63)	(5)	8	3	(60)		(68)
other	190	535	37	25		(7)		780	7		7	787		787

Special items of operating profit (loss)	4,246	998	384	128	598	1,378		7,732	(1,976)	(2)	(1,978)	5,754		5,756

Adjusted operating profit (loss)	4,107	(126)	387	(369)	(96)	307	104	4,314	(211)	(309)	(520)	3,794	309	4,103
Net finance (expense) income (b)	(286)	11	(12)	(688)	(5)	10		(970)	(5)	19	14	(956)		(975)
Net income (expense) from investments (b)	253	(2)	72	285	17	(3)		622	(14)		(14)	608		608
Income taxes (b)	(3,318)	(51)	(165)	108	(213)	(85)	(47)	(3,771)	298	(63)	235	(3,536)		(3,473)

Tax rate (%)	81.4	..	36.9		..			95.1				102.6		93.0
Adjusted net profit (loss)	756	(168)	282	(664)	(297)	229	57	195	68	(353)	(285)	(90)	353	263

of which:
- Adjusted net profit (loss) of non-controlling interest								(242)			848	606	(679)	(73	)(*)
- Adjusted net profit (loss) attributable to Eni's shareholders								437			(1,133)	(696)	1,032	336

Reported net profit (loss) attributable to Eni's shareholders								(8,821)			1,028	(7,793)		(7,793)

Exclusion of inventory holding (gains) losses								782			(221)	561		561
Exclusion of special items								8,476			(1,940)	6,536		6,536
Reinstatement of intercompany transactions vs. disc. op.														1,032

Adjusted net profit (loss) attributable to Eni's shareholders								437			(1,133)	(696)		336

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.
(*) Represents the reinstatement of fiscal impacts and does not refer to non-controlling interests.

(euro million)

Full year 2014	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. disc. op.	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	10,766	64	(2,107)	(518)	18	(704)	398	7,917	686	(1,018)	(332)	7,585		8,603
Exclusion of inventory holding (gains) losses		(119)	1,576			170	(167)	1,460	(170)		(170)	1,290		1,290

Exclusion of special items:
environmental charges			111	41		27		179	(27)		(27)	152		152
asset impairments	692	25	284	14	420	96		1,531	(516)		(516)	1,015		1,015
net gains on disposal of assets	(76)		(2)	3	2	45		(28)	(47)		(47)	(75)		(75)
risk provisions	(5)	(42)		12	25			(10)	(25)		(25)	(35)		(35)
provision for redundancy incentives	24	9	(4)	(25)	5			9	(5)		(5)	4		4
commodity derivatives	(28)	(38)	38		9	3		(16)	(12)	12		(16)		(28)
exchange rate differences and derivatives	6	205	14			4		229	(4)	11	7	236		225
other	172	64	25	30		12		303	(12)		(12)	291		291

Special items of operating profit (loss)	785	223	466	75	461	187		2,197	(648)	23	(625)	1,572		1,549

Adjusted operating profit (loss)	11,551	168	(65)	(443)	479	(347)	231	11,574	(132)	(995)	(1,127)	10,447	995	11,442
Net finance (expense) income (b)	(287)	7	(9)	(564)	(6)	(3)		(862)	9	30	39	(823)		(853)
Net income (expense) from investments (b)	323	49	67	(156)	21	(3)		301	(18)		(18)	283		283
Income taxes (b)	(7,164)	(138)	(34)	311	(185)	75	(79)	(7,214)	110	(60)	50	(7,164)		(7,104)

Tax rate (%)	61.8	61.6	..		37.4			65.5	..	..		72.3		65.3
Adjusted net profit (loss)	4,423	86	(41)	(852)	309	(278)	152	3,799	(31)	(1,025)	(1,056)	2,743	1,025	3,768

of which:
- Adjusted net profit (loss) of non-controlling interest								92			451	543	(629)	(86)
- Adjusted net profit (loss) attributable to Eni's shareholders								3,707			(1,507)	2,200	1,654	3,854

Reported net profit (loss) attributable to Eni's shareholders								1,291			(1,190)	101		101

Exclusion of inventory holding (gains) losses								1,008			(118)	890		890
Exclusion of special items								1,408			(199)	1,209		1,209
Reinstatement of intercompany transactions vs. disc. op.														1,654

Adjusted net profit (loss) attributable to Eni's shareholders								3,707			(1,507)	2,200		3,854

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Fourth Quarter 2015	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. disc. op.	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	(3,609)	(892)	(529)	(149)	(59)	(1,379)	57	(6,560)	1,438	121	1,559	(5,001)		(5,122)
Exclusion of inventory holding (gains) losses		96	503			64	(72)	591	(64)		(64)	527		527

Exclusion of special items:
environmental charges			36	24		(11)		49	11		11	60		60
asset impairments	4,453	135	61	10	380	1,371		6,410	(1,751)		(1,751)	4,659		4,659
net gains on disposal of assets	(38)			6				(32)				(32)		(32)
risk provisions		132		(1)		2		133	(2)		(2)	131		131
provision for redundancy incentives	(2)	(1)	6	1	8	1		13	(9)		(9)	4		4
commodity derivatives	(14)	144	11					141				141		141
exchange rate differences and derivatives	(51)	7	(1)			(5)		(50)	5	1	6	(44)		(45)
other	123	397	6	8	7	(3)		538	(4)		(4)	534		534

Special items of operating profit (loss)	4,471	814	119	48	395	1,355		7,202	(1,750)	1	(1,749)	5,453		5,452

Adjusted operating profit (loss)	862	18	93	(101)	336	40	(15)	1,233	(376)	122	(254)	979	(122	857
Net finance (expense) income (b)	(76)	5	(3)	(242)	(1)	2		(315)	(1)	1		(315)		(316)
Net income (expense) from investments (b)	100	5	35	(6)	37	(4)		167	(33)		(33)	134		134
Income taxes (b)	(749)	(64)	(46)	(11)	(137)	(32)	(15)	(1,054)	169	(16)	153	(901)		(885)

Tax rate (%)	84.5	..	36.8		36.8			97.1				..		..
Adjusted net profit (loss)	137	(36)	79	(360)	235	6	(30)	31	(241)	107	(134)	(103)	(107	(210)

of which:
- Adjusted net profit (loss) of non-controlling interest								124			152	276	(286	(10)
- Adjusted net profit (loss) attributable to Eni's shareholders								(93)			(286)	(379)	179	(200)

Reported net profit (loss) attributable to Eni's shareholders								(8,460)			1,569	(6,891)		(6,891)

Exclusion of inventory holding (gains) losses								409			(44)	365		365
Exclusion of special items								7,958			(1,811)	6,147		6,147
Reinstatement of intercompany transactions vs. disc. op.														179

Adjusted net profit (loss) attributable to Eni's shareholders								(93)			(286)	(379)		(200)

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Fourth Quarter 2014	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. disc. op.	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	1,473	(114)	(1,388)	(134)	(423)	(298)	321	(563)	721	(64)	657	94		158
Exclusion of inventory holding (gains) losses		(40)	1,415			69	(189)	1,255	(69)		(69)	1,186		1,186

Exclusion of special items:
environmental charges			65	36		20		121	(20)		(20)	101		101
asset impairments	509	24	72	5	420	89		1,119	(509)		(509)	610		610
net gains on disposal of assets	(78)		(2)	4	1	45		(30)	(46)		(46)	(76)		(76)
risk provisions		(42)		5	25			(12)	(25)		(25)	(37)		(37)
provision for redundancy incentives	3	7	(9)	(28)	3	(4)		(28)	1		1	(27)		(27)
commodity derivatives	(31)	247	41		5	2		264	(7)	7		264		257
exchange rate differences and derivatives	(16)	(19)	10			1		(24)	(1)	3	2	(22)		(25)
other	172	29	7	3		10		221	(10)		(10)	211		211

Special items of operating profit (loss)	559	246	184	25	454	163		1,631	(617)	10	(607)	1,024		1,014

Adjusted operating profit (loss)	2,032	92	211	(109)	31	(66)	132	2,323	35	(54)	(19)	2,304	54	2,358
Net finance (expense) income (b)	(66)	1	(2)	(153)	(2)	(1)		(223)	3	8	11	(212)		(220)
Net income (expense) from investments (b)	85	12	1	(376)	(6)	(3)		(287)	9		9	(278)		(278)
Income taxes (b)	(1,316)	(71)	(52)	127	(28)	12	(46)	(1,374)	16	(16)		(1,374)		(1,358)

Tax rate (%)	64.2	67.6	24.8		..			75.8				75.7		73.0
Adjusted net profit (loss)	735	34	158	(511)	(5)	(58)	86	439	63	(62)	1	440	62	502

of which:
- Adjusted net profit (loss) of non-controlling interest								(25)			215	190	(213)	(23)
- Adjusted net profit (loss) attributable to Eni's shareholders								464			(214)	250	275	525

Reported net profit (loss) attributable to Eni's shareholders								(2,384)			90	(2,294)		(2,294)

Exclusion of inventory holding (gains) losses								864			(47)	817		817
Exclusion of special items								1,984			(257)	1,727		1,727
Reinstatement of intercompany transactions vs. disc. op.														275

Adjusted net profit (loss) attributable to Eni's shareholders								464			(214)	250		525

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Third Quarter 2015	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. disc. op.	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	701	(577)	(371)	(62)	153	115	102	61	(268)	(214)	(482)	(421)		(207)
Exclusion of inventory holding (gains) losses		(43)	526			68	(65)	486	(68)		(68)	418		418

Exclusion of special items:
environmental charges			32					32				32		32
asset impairments		(2)	25	6				29				29		29
net gains on disposal of assets	(38)			(1)	1	(3)		(41)	2		2	(39)		(39)
risk provisions		94		(11)		(14)		69	14		14	83		83
provision for redundancy incentives	7	4		(1)	2	1		13	(3)		(3)	10		10
commodity derivatives	(5)	(68)	(60)		(1)			(134)	1	(1)		(134)		(133)
exchange rate differences and derivatives	12	9				(1)		20	1	(2)	(1)	19		21
other	80	114	11	13	(7)	6		217	1		1	218		218

Special items of operating profit (loss)	56	151	8	6	(5)	(11)		205	16	(3)	13	218		221

Adjusted operating profit (loss)	757	(469)	163	(56)	148	172	37	752	(320)	(217)	(537)	215	217	432
Net finance (expense) income (b)	(73)	1	(6)	(144)	(1)	9		(214)	(8)	14	6	(208)		(222)
Net income (expense) from investments (b)	6	(10)		18	(10)			4	10		10	14		14
Income taxes (b)	(760)	124	(46)	20	(63)	(41)	(9)	(775)	104	(19)	85	(690)		(671)

Tax rate (%)	..	..	29.3		46.0			..				..		..
Adjusted net profit (loss)	(70)	(354)	111	(162)	74	140	28	(233)	(214)	(222)	(436)	(669)	222	(447)

of which:
- Adjusted net profit (loss) of non-controlling interest								24			55	79	(97)	(18)
- Adjusted net profit (loss) attributable to Eni's shareholders								(257)			(491)	(748)	319	(429)

Reported net profit (loss) attributable to Eni's shareholders								(952)			(473)	(1,425)		(1,425)

Exclusion of inventory holding (gains) losses								332			(46)	286		286
Exclusion of special items								363			28	391		391
Reinstatement of intercompany transactions vs. disc. op.														319

Adjusted net profit (loss) attributable to Eni's shareholders								(257)			(491)	(748)		(429)

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

4,346	1,371	4,012	Net cash provided by operating activities - continuing operations	13,162	11,181
202	327	(5)	Reinstatement of intercompany transactions vs. disc. op.	1,225	1,008
4,548	1,698	4,007	Net cash provided by operating activities on standalone basis	14,387	12,189

Breakdown of special items

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

121	32	49	Environmental charges	179	225
1,119	29	6,410	Asset impairments	1,531	6,790
(30)	(41)	(32)	Net gains on disposal of assets	(28)	(417)
(12)	69	133	Risk provisions	(10)	211
(28)	13	13	Provisions for redundancy incentives	9	42
264	(134)	141	Commodity derivatives	(16)	164
(24)	20	(50)	Exchange rate differences and derivatives	229	(63)
221	217	538	Other	303	780

1,631	205	7,202	Special items of operating profit (loss)	2,197	7,732

31	(54)	194	Net finance (income) expense	203	281
			of which:
24	(20)	50	- exchange rate differences and derivatives	(229)	63
(42)	(30)	504	Net income (expense) from investments	(189)	471
			of which:
(63)	(30)		- gains on disposal of assets	(159)	(33)
(11)		489	- impairments/revaluation of equity investments	(38)	489
619	226	283	Income taxes	(270)	345
			of which:
954		900	- impairment of deferred tax assets of Italian subsidiaries	976	900
			- other net tax refund	(824)
36			- deferred tax adjustment on PSAs	69
		860	- impairment of deferred tax assets of upstream business		860
(371)	226	(1,477)	- taxes on special items of operating profit (loss) and other special items	(491)	(1,415)

2,239	347	8,183	Total special items of net profit (loss)	1,941	8,829

			Attributable to:
255	(16)	225	- Non-controlling interest	533	353
1,984	363	7,958	- Eni's shareholders	1,408	8,476

			of which:
257	(28)	1,811	Total special items of discontinued operations	199	1,940
		1,986	Impairment due to FV evaluation		1,969
		49	Financial derivative on the disposal of 12.5% interest in Saipem		49
257	(28)	(224)	Other net special items	199	(78)

Analysis of Profit and Loss account items of continuing operations

Net sales from operations

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

6,401	5,047	4,977	(22.2)	Exploration & Production	28,488	21,436	(24.8)
18,182	10,851	10,609	(41.7)	Gas & Power	73,434	52,096	(29.1)
5,593	4,584	3,875	(30.7)	Refining & Marketing	24,330	18,458	(24.1)
420	373	391	(6.9)	Corporate and other activities	1,429	1,468	2.7
78	81	(206)	..	Impact of unrealized intragroup profit elimination	54
(8,074)	(6,119)	(5,757)	(28.7)	Consolidation adjustment	(34,548)	(25,718)	(25.6)
22,600	14,817	13,889	(38.5)		93,187	67,740	(27.3)

Operating expenses

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

19,150	12,014	11,847	(38.1)	Purchases, services and other	74,067	53,977	(27.1)
66	115	191		of which: - other special items	119	438
623	712	652	4.7	Payroll and related costs	2,572	2,780	8.1
(27)	10	4		of which: - provision for redundancy incentives and other	4	27
19,773	12,726	12,499	(36.8)		76,639	56,757	(25.9)

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

2,377	2,238	1,971	(17.1)	Exploration & Production	8,473	8,902	5.1
89	90	96	7.9	Gas & Power	335	362	8.1
75	86	87	16.0	Refining & Marketing	282	346	22.7
20	19	15	(25.0)	Corporate and other activities	70	71	1.4
(7)	(8)	(7)		Impact of unrealized intragroup profit elimination	(26)	(28)
2,554	2,425	2,162	(15.3)	Total depreciation, depletion and amortization	9,134	9,653	5.7

608	29	4,659	..	Impairments	1,013	4,824	..

3,162	2,454	6,821	..		10,147	14,477	42.7

Income (expense) from investments

(euro million)

Full year 2015	Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Group

Share of gains (losses) from equity-accounted investments	(447)	(2)		(3)	(452)
Dividends	236		71	95	402
Net gains on disposal	(2)	(47)	69	144	164
Other income (expense), net	9	(49)	1	49	10

	(204)	(98)	141	285	124

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2014	Sept. 30, 2015	Dec. 31, 2015	Change vs. Dec. 31, 2014	Change vs. Sept. 30, 2015

Total debt	25,891	29,281	27,776	1,885	(1,505)
Short-term debt	6,575	9,987	8,383	1,808	(1,604)
Long-term debt	19,316	19,294	19,393	77	99
Cash and cash equivalents	(6,614)	(5,432)	(5,200)	1,414	232
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,054)	(5,028)	9	26
Financing receivables for non-operating purposes	(555)	(381)	(685)	(130)	(304)

Net borrowings	13,685	18,414	16,863	3,178	(1,551)

Shareholders' equity including non-controlling interest	62,209	61,174	53,632	(8,577)	(7,542)
Leverage	0.22	0.30	0.31	0.09	0.01

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. No. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on December 31, 2015

(euro million)
Issuing entity	Amount at December 31, 2015 (a)

Eni SpA	1,908

1,908

(a) Amounts include interest accrued and discount on issue.

Bonds issued in 2015 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at Dec. 31, 2015 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	1,005	2026	fixed	1.50
Eni SpA	750	EUR	747	2024	fixed	1.75

	1,750		1,752

(a) Amounts include interest accrued and discount on issue.

Discontinued operations

Main financial data of discontinued operations are provided below.

Saipem - Results of operations and liquidity from third-party transactions

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

2,964	2,796	2,817	Total revenues	11,644	10,277
(3,758)	(2,821)	(3,389)	Operating expenses, depreciation, depletion, amortization and impairments	(12,731)	(12,199)
(794)	(25)	(572)	Operating profit (loss)	(1,087)	(1,922)
110	86	159	Finance income (expense)	116	233
(690)	51	(376)	Profit (loss) before income taxes	(947)	(1,659)
(6)	(58)	(120)	Income taxes	(2)	(142)
(696)	(7)	(496)	Net profit (loss)	(949)	(1,801)
			of which:
(310)	(7)	(194)	- Eni's shareholders	(417)	(751)
(386)		(302)	- non-controlling interest	(532)	(1,050)
(67)	(103)	(60)	Net borrowings	(185)	(428)
683	(234)	19	Net cash provided by operating activities	273	(1,226)
(222)	(136)	(162)	Net cash provided by investing activities	(684)	(456)
8	(10)		Net cash provided by financing activities	126	(57)
219	139	154	Capital expenditure	694	561

Saipem - Results of operations and liquidity from third-party and intercompany transactions

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

3,406	3,075	3,070	Total revenues	12,888	11,520
(3,829)	(2,922)	(3,129)	Operating expenses, depreciation, depletion, amortization and impairments	(12,870)	(12,214)
(423)	153	(59)	Operating profit (loss)	18	(694)
31	148	336	Adjusted operating profit (loss)	479	(96)
(77)	(20)	(4)	Finance income (expense)	(661)	(205)
(506)	123	(26)	Profit (loss) before income taxes	(619)	(869)
(6)	(58)	(120)	Income taxes	(2)	(142)
(512)	65	(146)	Net profit (loss)	(621)	(1,011)
			of which:
(231)	25	(44)	- Eni's shareholders	(276)	(411)
(281)	40	(102)	- non-controlling interest	(345)	(600)
(5)	74	235	Adjusted net profit (loss)	309	(297)
(706)	205	(346)	Net borrowings	4,424	5,390
962	(151)	499	Net cash provided by operating activities	1,197	(506)
(214)	(128)	(124)	Net cash provided by investing activities	(697)	(395)
(727)	153	(616)	Net cash provided by financing activities	(214)	354
219	139	154	Capital expenditure	694	561

In the fourth quarter 2015, Saipem reported an EBITDA of euro 368 million, increasing compared to the same period of the previous year. In 2015, EBITDA of euro 497 million significantly decreased from 2014, mainly driven by the recognition in the first half of the year of write-down of the net working capital involving pending revenues and trade receivables, reflecting the deteriorating competitive environment in the oil service sector.

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

749	666	916	Engineering & Construction Offshore	10,043	4,479
1,872	934	59	Engineering & Construction Onshore	6,354	1,386
178	6	6	Offshore drilling	722	234
184	251	11	Onshore drilling	852	416
2,983	1,857	992		17,971	6,515

Chemical - Results of operations and liquidity from third-party transactions

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

1,152	1,204	1,083	Total revenues	5,078	4,603
(1,015)	(697)	(2,070)	Operating expenses, depreciation, depletion, amortization and impairments	(3,659)	(4,461)
137	507	(987)	Operating profit (loss)	1,419	142
	4	(2)	Finance income (expense)		13
134	511	(993)	Profit (loss) before income taxes	1,416	152
86	(31)	(382)	Income taxes	191	(429)
220	480	(1,375)	Net profit (loss)	1,607	(277)
37	2	1	Net borrowings		8
357	573	484	Net cash provided by operating activities	1,675	1,948
(83)	(89)	(67)	Net cash provided by investing activities	(391)	(291)
4	1	3	Net cash provided by financing activities	6	7
83	52	68	Capital expenditure	282	220

Chemical - Results of operations and liquidity from third-party and intercompany transactions

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

1,243	1,259	1,140	Total revenues	5,413	4,834
(1,541)	(1,144)	(2,519)	Operating expenses, depreciation, depletion, amortization and impairments	(6,117)	(6,227)
(298)	115	(1,379)	Operating profit (loss)	(704)	(1,393)
(66)	172	40	Adjusted operating profit (loss)	(347)	307
(7)	(6)	(11)	Finance income (expense)	(30)	(16)
(308)	109	(1,394)	Profit (loss) before income taxes	(737)	(1,412)
86	(31)	(382)	Income taxes	191	(429)
(222)	78	(1,776)	Net profit (loss)	(546)	(1,841)
(58)	140	6	Adjusted net profit (loss)	(278)	229
202	(76)	39	Net borrowings	2,535	1,452
(124)	163	9	Net cash provided by operating activities	(474)	220
(79)	(89)	(48)	Net cash provided by investing activities	(387)	(277)
180	(46)	69	Net cash provided by financing activities	865	127
83	52	68	Capital expenditure	282	220

On a standalone basis, Eni’s Chemical segment reported an adjusted operating profit of euro 40 million (euro 307 million in the full year) increasing by euro 106 million from the operating loss of euro 66 million of the fourth quarter 2014 (a recovery of euro 654 million from the operating loss of euro 347 million in 2014). This result was driven by efficiency initiatives and plants optimization in terms of shutdowns or reconversion of unprofitable sites and the shutdowns of certain production lines. These turnaround initiatives helped to better leverage on the trading environment recovery, mainly in ethylene, polyethylene and styrene. These segments benefited from the temporary shortage of products, unscheduled facility shutdowns and lower competitiveness of imported products reflecting the euro devaluation.

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

			Production	(ktonnes)
726	907	842	Intermediates		2,972	3,334
571	614	580	Polymers		2,311	2,366

1,297	1,521	1,422			5,283	5,700

Consolidated financial statements
BALANCE SHEET

(euro million)

Dec. 31, 2014	Sept. 30, 2015	Dec. 31, 2015

ASSETS
Current assets
Cash and cash equivalents	6,614	5,432	5,200
Other financial activities held for trading	5,024	5,036	5,028
Other financial assets available for sale	257	270	282
Trade and other receivables	28,601	25,544	21,018
Inventories	7,555	7,642	3,905
Current tax assets	762	757	351
Other current tax assets	1,209	911	629
Other current assets	4,385	3,588	3,639

	54,407	49,180	40,052
Non-current assets
Property, plant and equipment	71,962	75,894	63,795
Inventory - compulsory stock	1,581	1,330	909
Intangible assets	3,645	3,465	2,433
Equity-accounted investments	3,115	3,389	2,619
Other investments	2,015	2,005	644
Other financial assets	1,022	1,085	788
Deferred tax assets	5,231	5,783	4,243
Other non-current receivables	2,773	2,445	1,548

	91,344	95,396	76,979
Discontinued operations and assets held for sale	456	9	17,525

TOTAL ASSETS	146,207	144,585	134,556
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,716	6,017	5,712
Current portion of long-term debt	3,859	3,970	2,671
Trade and other payables	23,703	20,576	14,477
Income taxes payable	534	500	430
Other taxes payable	1,873	2,107	1,433
Other current liabilities	4,489	3,764	4,703

	37,174	36,934	29,426
Non-current liabilities
Long-term debt	19,316	19,294	19,393
Provisions for contingencies	15,898	16,217	15,268
Provisions for employee benefits	1,313	1,337	1,056
Deferred tax liabilities	7,847	7,651	6,852
Other non-current liabilities	2,285	1,978	1,852

	46,659	46,477	44,421
Liabilities directly associated with discontinued operations and assets held for sale	165		7,077

TOTAL LIABILITIES	83,998	83,411	80,924
SHAREHOLDERS' EQUITY
Non-controlling interest	2,455	2,019	1,916
Eni shareholders' equity
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(284)	(297)	(477)
Other reserves	57,343	57,829	59,030
Treasury shares	(581)	(581)	(581)
Interim dividend	(2,020)	(1,440)	(1,440)
Net profit (loss)	1,291	(361)	(8,821)

Total Eni shareholders' equity	59,754	59,155	51,716
TOTAL SHAREHOLDERS' EQUITY	62,209	61,174	53,632
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	146,207	144,585	134,556

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

			REVENUES
22,600	14,817	13,889	Net sales from operations	93,187	67,740
637	24	535	Other income and revenues	1,039	1,205
23,237	14,841	14,424	Total revenues	94,226	68,945

			OPERATING EXPENSES
19,150	12,014	11,847	Purchases, services and other	74,067	53,977
623	712	652	Payroll and related costs	2,572	2,780
(208)	(82)	(105)	OTHER OPERATING (EXPENSE) INCOME	145	(485)

3,162	2,454	6,821	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	10,147	14,477

94	(421)	(5,001)	OPERATING PROFIT (LOSS)	7,585	(2,774)

			FINANCE INCOME (EXPENSE)
138	1,207	1,517	Finance income	5,672	8,576
(690)	(1,741)	(1,979)	Finance expense	(7,042)	(10,064)
2	(5)	(9)	Income (expense) from other financial activities held for trading	24	3
186	289	(195)	Derivative financial instruments	165	(12)
(364)	(250)	(666)		(1,181)	(1,497)

			INCOME (EXPENSE) FROM INVESTMENTS
(15)	(57)	(439)	Share of profit (loss) of equity-accounted investments	104	(452)
(221)	101	69	Other gain (loss) from investments	365	576
(236)	44	(370)		469	124

(506)	(627)	(6,037)	PROFIT (LOSS) BEFORE INCOME TAXES	6,873	(4,147)
(1,682)	(758)	(653)	Income taxes	(6,681)	(3,191)

(2,188)	(1,385)	(6,690)	Net profit (loss) - continuing operations	192	(7,338)
(476)	473	(1,871)	Net profit (loss) - discontinued operations	658	(2,078)
(2,664)	(912)	(8,561)	Net profit (loss)	850	(9,416)

			Eni's shareholders
(2,294)	(1,425)	(6,891)	- continuing operations	101	(7,793)
(90)	473	(1,569)	- discontinued operations	1,190	(1,028)
(2,384)	(952)	(8,460)		1,291	(8,821)

			Non controlling interest
106	40	201	- continuing operations	91	455
(386)	0	(302)	- discontinued operations	(532)	(1,050)
(280)	40	(101)		(441)	(595)

			Net profit (loss) per share attributable to Eni's shareholders (euro per share)
(0.66)	(0.26)	(2.35)	- basic	0.36	(2.45)
(0.66)	(0.26)	(2.35)	- diluted	0.36	(2.45)

			Net profit (loss) per share - continuing operations attributable to Eni's shareholders (euro per share)
(0.64)	(0.40)	(1.91)	- basic	0.03	(2.16)
(0.64)	(0.40)	(1.91)	- diluted	0.03	(2.16)

COMPREHENSIVE INCOME

(euro million)

Full year 2014	Full year 2015

Net profit (loss)	850	(9,416)
Items not reclassifiable to profit and loss account	(57)	15
Remeasurements of defined benefit plans	(82)	35
Share of "Other comprehensive income" on equity-accounted entities related to remeasurements of defined benefit plans	3
Taxation	22	(20)
Items subsequently reclassifiable to profit and loss account	4,805	4,331
Foreign currency translation differences	5,008	4,534
Change in the fair value of available-for-sale investments	(77)
Change in the fair value of cash flow hedging derivatives	(167)	(256)
Change in the fair value of other available-for-sale financial instruments	7	(4)
Share of "Other comprehensive income" on equity-accounted entities	4	(9)
Taxation	30	66

Total other items of comprehensive income	4,748	4,346

Total comprehensive income	5,598	(5,070)
attributable to:
Eni's shareholders	5,996	(4,541)
- continuing operations	4,779	(3,567)
- discontinued operations	1,217	(974)
Non-controlling interest	(398)	(529)
- continuing operations	94	456
- discontinued operations	(492)	(985)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders' equity at December 31, 2013		61,049
Total comprehensive income	5,598
Dividends distributed to Eni's shareholders	(4,006)
Dividends distributed by consolidated subsidiaries	(49)
Stock options expired	(7)
Acquisition of treasury shares	(380)
Other changes	4

Total changes		1,160

Shareholders' equity at December 31, 2014		62,209
Total comprehensive income	(5,070)
Dividends distributed to Eni's shareholders	(3,457)
Dividends distributed by consolidated subsidiaries	(21)
Payments to minority shareholders	1
Other changes	(30)

Total changes		(8,577)

Shareholders' equity at December 31, 2015		53,632

attributable to:
- Eni's shareholders		51,716
- non-controlling interest		1,916

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

(2,188)	(1,385)	(6,690)	Net profit (loss) - continuing operations	192	(7,338)
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,554	2,425	2,162	Depreciation, depletion and amortization	9,134	9,653
608	29	4,659	Impairments of tangible and intangible assets, net	1,013	4,824
15	57	439	Share of (profit) loss of equity-accounted investments	(104)	452
6	(97)	(125)	Gain on disposal of assets, net	(99)	(559)
(96)	(60)	(120)	Dividend income	(384)	(402)
(49)	(37)	(39)	Interest income	(162)	(152)
186	160	168	Interest expense	687	667
1,682	758	653	Income taxes	6,681	3,191
753	156	471	Other changes	864	588
			Changes in working capital:
1,209	(67)	1,033	- inventories	1,557	1,233
(927)	2,268	993	- trade receivables	1,969	4,918
1,085	(1,397)	48	- trade payables	(1,520)	(2,373)
(372)	44	349	- provisions for contingencies	(218)	76
1,259	(523)	823	- other assets and liabilities	360	775
2,254	325	3,246	Cash flow from changes in working capital	2,148	4,629
1	23	(11)	Net change in the provisions for employee benefits	12	2
164	59	221	Dividends received	601	544
36	31	26	Interest received	107	79
(235)	(139)	(151)	Interest paid	(857)	(691)
(1,345)	(934)	(897)	Income taxes paid, net of tax receivables received	(6,671)	(4,306)
4,346	1,371	4,012	Net cash provided from operating activities - continuing operations	13,162	11,181
1,040	339	503	Net cash provided from operating activities - discontinued operations	1,948	722
5,386	1,710	4,515	Net cash provided from operating activities	15,110	11,903
			Investing activities:
(3,164)	(2,146)	(2,720)	- tangible assets	(10,685)	(10,619)
(469)	(270)	(183)	- intangible assets	(1,555)	(937)
			- consolidated subsidiaries and businesses	(36)
(124)	(63)	(57)	- investments	(372)	(228)
(164)	(32)	(71)	- securities	(77)	(201)
(591)	(125)	(536)	- financing receivables	(1,289)	(1,103)
382	(274)	(622)	- change in payables and receivables in relation to investments and capitalized depreciation	669	(1,058)
(4,130)	(2,910)	(4,189)	Cash flow from investments	(13,345)	(14,146)
			Disposals:
88	13	(31)	- tangible assets	97	373
8	28	37	- intangible assets	8	86
	38	2	- consolidated subsidiaries and businesses		73
357	182	1,345	- investments	3,579	1,726
8	1	7	- securities	57	18
233	102	158	- financing receivables	506	533
104	65	27	- change in payables and receivables in relation to disposals	155	160
798	429	1,545	Cash flow from disposals	4,402	2,969
(3,332)	(2,481)	(2,644)	Net cash used in investing activities (*)	(8,943)	(11,177)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

388	985	387	Proceeds from long-term debt	1,916	3,376
(905)	(88)	(1,612)	Repayments of long-term debt	(2,751)	(4,466)
(316)	1,272	19	Increase (decrease) in short-term debt	207	3,216
(833)	2,169	(1,206)		(628)	2,126
			Net capital contributions by non-controlling interest	1	1
(35)	(1,417)	(23)	Dividends paid to Eni's shareholders	(4,006)	(3,457)
(1)	(18)		Dividends paid to non-controlling interests	(49)	(21)
(88)			Net purchase of treasury shares	(380)
(957)	734	(1,229)	Net cash used in financing activities	(5,062)	(1,351)
		(11)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	(13)
46	3	(863)	Effect of exchange rate changes on cash and cash equivalents and other changes	76	(776)
1,143	(34)	(232)	Net cash flow for the period	1,183	(1,414)
5,471	5,466	5,432	Cash and cash equivalents - beginning of the period	5,431	6,614
6,614	5,432	5,200	Cash and cash equivalents - end of the period	6,614	5,200

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

(510)	52	(377)	Net cash flows from financing activities	(414)	(300)

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

			Effect of investment of companies included in consolidation and businesses
			Current assets	96
			Non-current assets	265
			Net borrowings	(19)
			Current and non-current liabilities	(291)
			Net effect of investments	51
			Fair value of investments held before the acquisition of control	(15)
			Purchase price	36
			less:
			Cash and cash equivalents
			Cash flow on investments	36
			Effect of disposal of consolidated subsidiaries and businesses
5	37		Current assets	5	44
2	106		Non-current assets	2	125
	(60)		Net borrowings		(77)
(2)	(39)		Current and non-current liabilities	(2)	(45)
5	44		Net effect of disposals	5	47
	(34)		Reclassification of exchange rate differences included in other comprehensive income		(34)
(5)	33	2	Gains on disposal	(5)	66
	43	2	Selling price		79
			less:
	(5)		Cash and cash equivalents		(6)
	38	2	Cash flow on disposals		73

Capital expenditure

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

3,124	2,185	2,254	(27.8)	Exploration & Production	10,524	10,234	(2.8)
414	246	127	(69.3)	- exploration	1,398	820	(41.3)
2,672	1,923	2,097	(21.5)	- development	9,021	9,341	3.5
38	16	30	(21.1)	- other expenditure	105	73	(30.5)
61	36	74	21.3	Gas & Power	172	154	(10.5)
196	79	174	(11.2)	Refining & Marketing	537	408	(24.0)
39	17	32	(17.9)	Corporate and other activities	113	64	(43.4)
(89)	(92)	147		Impact of unrealized intragroup profit elimination	(82)	(85)

3,331	2,225	2,681	(19.5)	Capital expenditure - continuing operations	11,264	10,775	(4.3)

In the full year 2015, capital expenditure amounted to euro 10,775 million (euro 11,264 million in full year 2014) and mainly related to:
- development activities deployed mainly in Angola, Norway, Egypt, Kazakhstan, Congo, Indonesia, Italy and the United States and exploratory activities of which 97% was spent outside Italy, primarily in Egypt, Libya, Cyprus, Gabon, Congo, the United States, the United Kingdom and Indonesia;
- refining activity (euro 282 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade of the refined product retail network (euro 126 million);
- initiatives to improve flexibility of the combined cycle power plants (euro 69 million).

Exploration & Production capital expenditure by geographic area

(euro million)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

242	154	160	(33.9)	Italy	923	727	(21.2)
559	293	322	(42.4)	Rest of Europe	1,783	1,447	(18.8)
364	377	363	(0.3)	North Africa	1,071	1,867	74.3
1,195	718	694	(41.9)	Sub-Saharan Africa	3,754	3,219	(14.3)
169	217	225	33.1	Kazakhstan	527	842	59.8
310	257	387	24.8	Rest of Asia	1,277	1,407	10.2
226	162	103	(54.4)	America	1,064	694	(34.8)
59	7		(100.0)	Australia and Oceania	125	31	(75.2)

3,124	2,185	2,254	(27.8)		10,524	10,234	(2.8)

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

1,648	1,703	1,884	Production of oil and natural gas (a) (b)	(kboe/d)	1,598	1,760
182	168	169	Italy		179	169
196	182	192	Rest of Europe		190	185
590	647	684	North Africa		567	662
339	336	343	Sub-Saharan Africa		325	341
85	82	100	Kazakhstan		88	95
97	117	201	Rest of Asia		98	135
131	148	170	America		125	147
28	23	25	Australia and Oceania		26	26
143.3	149.8	166.2	Production sold (a)	(mmboe)	549.5	614.1

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

868	868	998	Production of liquids (a)	(kbbl/d)	828	908
76	71	69	Italy		73	69
93	83	85	Rest of Europe		93	85
266	261	290	North Africa		252	272
247	254	258	Sub-Saharan Africa		231	256
49	49	57	Kazakhstan		52	56
42	58	148	Rest of Asia		37	78
90	88	87	America		84	87
5	4	4	Australia and Oceania		6	5

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	Full year 2014	Full year 2015

4,284	4,582	4,868	Production of natural gas (a) (b)	(mmcf/d)	4,224	4,681
583	532	550	Italy		584	547
565	543	586	Rest of Europe		535	552
1,780	2,122	2,161	North Africa		1,724	2,143
501	451	470	Sub-Saharan Africa		518	469
201	182	235	Kazakhstan		201	218
306	319	290	Rest of Asia		333	314
224	329	462	America		219	326
124	104	114	Australia and Oceania		110	112

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (407 and 408 mmcf/d in the fourth quarter 2015 and 2014, respectively, 397 and 442 mmcf/d in the full year 2015 and 2014, respectively, and 390 mmcf/d in the third quarter 2015).

Gas & Power

Natural gas sales by market

(bcm)

Fourth Quarter 2014	Third Quarter 2015	Fourth Quarter 2015	% Ch. IV Q. 15 vs. IV Q. 14	Full year 2014	Full year 2015	% Ch.

8.35	7.82	9.51	13.9	ITALY	34.04	38.44	12.9
1.14	0.50	1.36	19.3	- Wholesalers	4.05	4.19	3.5
2.33	3.89	3.45	48.1	- Italian exchange for gas and spot markets	11.96	16.35	36.7
1.36	1.11	1.04	(23.5)	- Industries	4.93	4.66	(5.5)
0.40	0.23	0.43	7.5	- Medium-sized enterprises and services	1.60	1.58	(1.3)
0.30	0.28	0.16	(46.7)	- Power generation	1.42	0.88	(38.0)
1.39	0.30	1.52	9.4	- Residential	4.46	4.90	9.9
1.43	1.51	1.55	8.4	- Own consumption	5.62	5.88	4.6
15.35	12.67	12.87	(16.2)	INTERNATIONAL SALES	55.13	52.44	(4.9)
13.11	10.08	10.36	(21.0)	Rest of Europe	46.22	42.89	(7.2)
1.25	1.20	1.17	(6.4)	- Importers in Italy	4.01	4.61	15.0
11.86	8.88	9.19	(22.5)	- European markets	42.21	38.28	(9.3)
1.32	1.26	1.55	17.4	Iberian Peninsula	5.31	5.40	1.7
1.95	2.29	0.96	(50.8)	Germany/Austria	7.44	5.82	(21.8)
3.03	1.68	1.74	(42.6)	Benelux	10.36	7.94	(23.4)
0.54	0.10	0.57	5.6	Hungary	1.55	1.58	1.9
0.65	0.38	0.43	(33.8)	UK	2.94	1.96	(33.3)
1.94	1.83	2.06	6.2	Turkey	7.12	7.76	9.0
2.27	1.04	1.73	(23.8)	France	7.05	7.11	0.9
0.16	0.30	0.15	(6.3)	Other	0.44	0.71	61.4
1.40	1.88	1.66	18.6	Extra European markets	5.85	6.39	9.2
0.84	0.71	0.85	1.2	E&P sales in Europe and in the Gulf of Mexico	3.06	3.16	3.3
23.70	20.49	22.38	(5.6)	WORLDWIDE GAS SALES	89.17	90.88	1.9

Eni SpA parent company accounts for 2015

Eni’s Board of Directors also reviewed Eni SpA’s preliminary results for 2015 prepared in accordance with IFRSs. Net profit for the full year was euro 1,879 million (euro 4,510 million in 2014, pro-forma result reflecting the merger of Est Più SpA and Società Ionica SpA, effective from December 1, 2015. The operations of these companies are reflected in the parent company’s accounts with retroactive effect January 1, 2015). Eni’s interests in the disposal Group (Saipem and Versalis) are accounted as discontinued operations and have been aligned to their fair value. Net profit pertaining to continuing operations of euro 3,665 million decreased by euro 1,391 million. This trend was due to: (i) the lowered operating performance reflecting the negative impact of the trading environment which affected the Exploration & Production results and the carrying amounts of oil and products inventories; (ii) the estimate revision of revenues accrued in previous years on the sale of natural gas and electricity to retail customers in Italy and the establishment of risk provisions on these revenues. These negatives were partly offset by: (i) Refining & Marketing results supported by ongoing margin recovery, efficiency initiatives and plant optimizations; and (ii) positive contribution of turnaround actions and efficiency programs implemented.

Profit and loss account

(euro million)

Full year 2014 (*)	Full year 2015	% Ch.

Other income and revenues	360	337	(6.4)
Operating expenses	(42,748)	(34,383)	(19.6)
Other operating income (expense)	(79)	(622)	687.3
Depreciation, depletion, amortization and impairments	(1,282)	(1,042)	(18.7)

Operating profit (loss)	(1,385)	(2,057)	48.5
Finance income (expense)	(142)	(431)	..
Net income from investments	6,101	6,684	9.6

Profit (loss) before income taxes	4,574	4,196	(8.3)
Income taxes	482	(531)	..

Net profit (loss) - continuing operations	5,056	3,665	(27.5)
Net profit (loss) - discontinued operations	(546)	(1,786)	..
Net profit (loss)	4,510	1,879	(58.3)

Balance sheet

(euro million)

Dec. 31, 2014 (*)	Dec. 31, 2015	Change

Fixed assets
Property, plant and equipment	7,605	7,503	(102)
Inventories - Compulsory stock	1,530	899	(631)
Intangible assets	1,208	1,203	(5)
Equity-accounted investments and other investments	32,196	32,873	677
Receivables and securities held for operating purposes	4,147	7,635	3,488
Net payables related to capital expenditure	(319)	(285)	34

	46,367	49,828	3,461
Net working capital	2,884	(1,241)	(4,125)
Provisions for employee post-retirement benefits	(382)	(366)	16
Assets held for sale including related liabilities	14	(15)	(29)

CAPITAL EMPLOYED, NET	48,883	48,206	(677)

Shareholders’ equity	40,303	38,531	(1,772)
Net borrowings	8,580	9,675	1,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	48,883	48,206	(677)

(*) 2014 restated data: results take into account the effects of the "discontinued operations" and the mergers of Est Più SpA and Società Ionica Gas SpA, effective since December 1, 2015. Results of operations of merged companies relate to results since January 1, 2015 also for fiscal purposes.

Eni’s Board of Directors

Eni adopts the new recommendations of the Corporate Governance Code

San Donato Milanese (Milan), February 26, 2016 - Eni’s Board of Directors yesterday resolved to adopt the new recommendations of the Corporate Governance Code for listed companies of July 9, 2015. The Board of Directors acknowledged that Eni’s corporate governance system is already largely consistent with the new recommendations.
The Corporate Governance Code, as amended on July 9, 2015, will be available under the ‘Governance’ section of the Company’s website, along with the governance solutions adopted by Eni, which mostly improve the Code’s recommendations.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com